UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
LASERSCOPE

(Name of Subject Company)
LASERSCOPE

(Name of Persons Filing Statement)
Common Stock, no par value

(Title of Class of Securities)
518081104

(CUSIP Number of Class of Securities)
Peter Hadrovic
Vice President, Legal Affairs and Business Development,
General Counsel and Secretary
Laserscope
3070 Orchard Drive
San Jose, California 95134-2011
(408) 943-0636

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
      This Solicitation/ Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) relates to an offer by Kermit Merger Corp. (“Purchaser”), a California corporation and an indirect subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), to purchase all the outstanding shares of common stock, no par value (the “Shares”), of Laserscope, a California corporation (“Laserscope”). On June 3, 2006, Laserscope, AMS and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the purchase of the Shares.
      If the Offer (as defined below) is consummated, as soon as practicable after the consummation of the Offer, Purchaser will merge with and into Laserscope (the “Merger”) in accordance with the applicable provisions of the California General Corporation Law (the “CGCL”) and Laserscope will become an indirect subsidiary of AMS. At the effective time of the Merger, each Share then outstanding (other than Shares that are owned by Laserscope, AMS (except as provided in the Merger Agreement) or Purchaser and Shares held by shareholders who have properly exercised dissenters’ appraisal rights under the CGCL) will be converted into the right to receive a cash amount equal to the Offer Price (as defined below), without interest.

Item 1.	Subject Company Information.
      (a) Name and Address. The name of the subject company is Laserscope. The principal executive offices of the subject company are located at 3070 Orchard Drive, San Jose, California 95134-2011 and its telephone number is (408) 943-0636.
      (b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is Laserscope’s common stock, no par value. As of June 2, 2006, there were 22,396,973 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.
      (a) Name and Address. The filing person is the subject company. Laserscope’s name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.
      (b) Tender Offer. This Schedule 14D-9 relates to the tender offer by Purchaser to purchase all outstanding Shares at a price of $31.00 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser, dated June 14, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on June 14, 2006 and expires at 12:00 midnight, Central Time, on July 12, 2006, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn before the expiration of the Offer that number of Shares that, when added to Shares already owned by AMS and its subsidiaries (including Purchaser), represents at least 90% (the “Minimum Condition”) of Laserscope’s “fully diluted shares.” Laserscope’s “fully diluted shares” are defined in the Merger Agreement to include all Shares then outstanding plus all Shares underlying outstanding options to purchase Shares, whether vested or unvested, other than options having an exercise price greater than the Offer Price and options held by holders who have entered into binding written agreements with Laserscope agreeing to refrain from exercising any of their options during any period that the Offer remains pending.
      The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by AMS and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 14, 2006. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) thereto, respectively.

      The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the satisfaction or waiver of the conditions set forth therein, including the completion of the Offer, the Merger will be consummated, with Laserscope continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect subsidiary of AMS. If the Minimum Condition is satisfied, AMS can complete the Merger as a “short-form merger” under Section 1110 the CGCL, as described under Item 8 of this Schedule 14D-9. If the Minimum Condition is not satisfied, but the Revised Minimum Condition (as defined in the Merger Agreement) is satisfied, AMS can complete the Merger by submitting it to Laserscope’s shareholders for approval at a meeting convened for that purpose in accordance with the CGCL, as described under Item 8 of this Schedule 14D-9. At the effective time of the Merger, each Share then outstanding, other than Shares that are (i) owned by Laserscope, Purchaser or AMS (other than Shares that are in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted) or (ii) owned by shareholders who have properly exercised dissenters’ appraisal rights under Chapter 13 of the CGCL, will be converted into the right to receive cash in the amount of the Offer Price, without interest.
      As set forth in the Schedule TO, the business address of Purchaser and AMS is American Medical Systems Holdings, Inc., 10700 Bren Road West, Minnetonka, Minnesota 55343 and their telephone number is (952) 930-6000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Certain agreements, arrangements or understandings between Laserscope or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of Laserscope attached to this Schedule 14D-9 as Schedule I (the “Information Statement”). The Information Statement is being furnished to Laserscope’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 under the Exchange Act in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of Laserscope other than at a meeting of the shareholders of Laserscope. The Information Statement is incorporated herein by reference.
The Merger Agreement
      The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Section 11 and Section 15, respectively, of the Offer to Purchase (which is being mailed to Laserscope’s shareholders together with this Schedule 14D-9, which sections are hereby incorporated herein by reference). This summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.
The Confidentiality Agreement
      In connection with AMS’ due diligence investigation of Laserscope, AMS and Laserscope entered into a confidentiality agreement dated February 16, 2006 (the “Confidentiality Agreement”). The Confidentiality Agreement provides that AMS will keep confidential all non-public, confidential information of Laserscope. The Confidentiality Agreement provides that neither AMS nor Laserscope will, without the agreement of the other, acquire the capital stock of the other for a period of two years. However, pursuant to the Merger Agreement, AMS, Purchaser and Laserscope agreed that in the event Laserscope terminates the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), AMS shall be able to submit a proposal to acquire Laserscope to Laserscope’s Board of Directors. This summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) to this Schedule 14D-9 and is hereby incorporated herein by reference and to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

The Shareholder Agreements
      Concurrently with the execution and delivery of the Merger Agreement, AMS entered into Shareholder Agreements dated as of June 3, 2006 (the “Shareholder Agreements”) with each of Laserscope’s directors and certain executive officers, as follows: Robert J. Pressley, Ph.D., Eric M. Reuter, James Baumgardt, Robert C. Pearson, Rodney Perkins, M.D., Elisha Finney, Derek Bertocci, Ken Arnold, Lloyd Diamond, Van Frazier, Robert Mann, Robert L. Mathews and Kester Nahen, Ph.D. (the “Supporting Shareholders”). Pursuant to the Shareholder Agreements, the Supporting Shareholders have agreed, among other things, to tender into the Offer, and not withdraw, all outstanding Shares they hold of record or “beneficially own” (other than any Shares the beneficial ownership of which is disclaimed by these shareholders), to vote all such Shares in favor of the approval of the Merger Agreement and the Merger to the extent shareholder action is required by applicable law, and to refrain from transferring any such Shares prior to the consummation of the Merger except in limited circumstances. The Shareholder Agreements also irrevocably appoint AMS as the Supporting Shareholders’ proxy to vote all their Shares in the manner specified in the Shareholder Agreements. The Shareholder Agreements terminate upon the termination of the Merger Agreement. The Shares and options to acquire Shares represented by the Shareholder Agreements constitute approximately 3.6% of the Shares and options to acquire Shares outstanding as of June 1, 2006.
      The foregoing description of the Shareholder Agreements is qualified in its entirety by reference to the complete text of the Shareholder Agreements, the form of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference.
The Retention Agreements
      Following the execution and delivery of the Merger Agreement, on June 14, 2006 Laserscope delivered to its eligible employees for their consideration retention letter agreements (the “Retention Agreements”). The Retention Agreements provide that:

•	the employee will be provided a retention bonus having a value of two months of the employee’s base salary (as of June 3, 2006) payable in either:

•	restricted shares if the transactions contemplated by the Merger Agreement are consummated and the employee remains employed with Laserscope, AMS or any of their affiliates through December 31, 2006 (April 30, 2007 in the case of finance and accounting employees); one-half of such restricted shares shall be fully vested upon grant and one-half of such restricted shares shall vest on December 31, 2007 subject to continued employment with Laserscope, AMS or any of their affiliates, but will vest in full if the employee’s employment is terminated by Laserscope, AMS, or any of their affiliates on or prior to December 31, 2007 for any reason other than “cause” (as defined in the Retention Agreements) or the employee’s termination of the employee’s employment for “good reason” (as defined in the Retention Agreements) on or prior to December 31, 2007; or

•	cash if the transactions contemplated by the Merger Agreement are consummated and the employee’s employment is terminated by Laserscope, AMS or any of their affiliates on or prior to December 31, 2006 (April 30, 2007 in the case of finance and accounting employees) for any reason other than “cause” or the employee’s termination of the employee’s employment for “good reason” on or prior to December 31, 2006 (April 30, 2007 in the case of finance and accounting employees); and

•	subject to consummation of the transactions contemplated by the Merger Agreement, AMS will adopt a severance plan which will provide eligible employees a severance benefit equal to three months of the employee’s base salary (as of June 3, 2006) plus one week of base salary (as of June 3, 2006) per year of credited service with Laserscope in the event that within 12 months after the effective time of the Merger the employee’s employment is terminated by Laserscope, AMS or any of their affiliates for any reason other than “cause” or the employee’s termination of the employee’s employment for “good reason.”

      In order to receive the benefits described above, employees will be required to:

•	sign a release of claims in a form acceptable to AMS or Laserscope; and

•	agree to refrain from exercising any options (other than expiring options) to purchase Shares that they hold at any time prior to the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.
      The foregoing description of the Retention Agreements is qualified in its entirety by reference to the complete text of the Retention Agreements, the forms of which are filed as Exhibits (e)(10)(i) and (e)(10)(ii) to this Schedule 14D-9 and are hereby incorporated herein by reference.
Company Stock Plans
      Pursuant to the terms of the Merger Agreement, all outstanding options to purchase Shares issued pursuant to Laserscope stock option plans that are outstanding and unvested at the time of the consummation of the Merger shall become fully vested. Under the Merger Agreement, each option to purchase Shares that is outstanding immediately prior to the Merger, whether vested or unvested, will be canceled, and AMS will pay the holder an amount equal to the product of (x) the excess, if any, of $31.00 over the exercise price of the stock option and (y) the number of Shares covered by the stock option, less applicable withholding or other taxes.
      Laserscope directors hold, as of June 14, 2006, the number of options to purchase Shares set forth below, and will receive the transaction proceeds set forth below if the Merger is consummated, less applicable withholding or other taxes.

Name of Director	Number of Options Held	Transaction Proceeds

Robert J. Pressley, Ph.D.	64,000	$1,416,500
James R. Baumgardt	60,000	$1,293,500
Elisha Finney	35,000	$121,500
Robert C. Pearson	80,000	$1,727,100
Rodney Perkins, MD	20,000	$118,500
Eric M. Reuter	95,836	$1,488,324
      Laserscope executive officers hold, as of June 14, 2006, the number of options to purchase Shares set forth below, and will receive the transaction proceeds set forth below if the Merger is consummated, less applicable withholding or other taxes.

Name of Officer	Number of Options Held	Transaction Proceeds

Eric M. Reuter	95,836	$1,488,324
Robert Mann	89,459	$1,710,786
Robert L. Mathews	32,375	$312,538
Peter Hadrovic	40,000	$126,000
Dennis LaLumandiere	65,688	$1,166,247
Interests of Certain Persons in the Offer and the Merger
      Laserscope shareholders also should be aware that current executive officers and directors of Laserscope have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger.
      Executive Officers. In addition to the options described above in this Item 3 under “Company Stock Plans,” Laserscope executive officers hold, as of June 14, 2006, the number of Shares set forth below, and will receive the transaction proceeds set forth below if the Merger is consummated, less applicable withholding or other taxes.

Name of Officer	Shares Held	Transaction Proceeds

Eric M. Reuter	184,852	$5,730,412
Robert Mann	1,058	$32,798
Robert L. Mathews	1,563	$48,453
Peter Hadrovic	—	—
Dennis LaLumandiere	50,583	$1,571,173
      Laserscope has entered into management continuity agreements (the “MC Agreements”) with each of its executive officers. These MC Agreements generally provide for: (i) accelerated vesting of all unvested compensatory equity and deferred compensation plan interests upon a “change of control” of Laserscope; and (ii) for specified qualifying terminations of employment occurring within a prescribed period of time after a “change of control,” payment of cash severance and continuation of health insurance benefits. A qualifying termination of employment includes termination of the employee’s employment by Laserscope without “cause” as such term is defined in the MC Agreements or resignation by the employee due to certain specified changes in the status or terms of his employment. The total cash severance and health insurance benefits provided under the MC Agreements for such qualifying terminations of employment are shown in the following table:

	Qualifying Termination Occurring	Qualifying Termination Occurring
	within 12 Months of	between 12 and 24 months after
	Change of Control	Change of Control

Eric Reuter, President and Chief Executive Officer	2.99 times sum of annual base salary plus 50% of annual base salary; 36 months of health insurance benefits continuation	2.99 times sum of annual base salary plus 50% of annual base salary; 36 months of health insurance benefits continuation
Derek Bertocci, Vice President, Finance and Chief Financial Officer	2 times sum of annual base salary plus 40% of annual base salary; 24 months of health insurance benefits continuation	1 times sum of annual base salary plus 40% of annual base salary; 12 months of health insurance benefits continuation
Peter Hadrovic, Vice President, Legal Affairs and Business Development, General Counsel and Secretary	2 times sum of annual base salary plus 40% of annual base salary; 24 months of health insurance benefits continuation	1 times sum of annual base salary plus 40% of annual base salary; 12 months of health insurance benefits continuation
Other Executive Officers	1.5 times sum of annual base salary plus 40% of annual base salary; 18 months of health insurance benefits continuation	1 times sum of annual base salary plus 40% of annual base salary; 12 months of health insurance benefits continuation
      The MC Agreement compensatory benefits described above are limited under the terms of the MC Agreements, including those described below, and cannot cause the imposition of any excise taxes (“Excise Taxes”) under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, the amounts of the above MC Agreement entitlements would be reduced to the extent necessary to avoid any such Excise Taxes.
      The purchase of Shares pursuant to the Offer would constitute a “change of control” as that term is defined in the MC Agreements and therefore could activate the payment of the benefits in the table above. The MC Agreements are further described in the Section of Schedule I to this Schedule 14D-9 entitled “Employment Agreements and Change in Control Agreements.”
      On June 4, 2006, Laserscope’s Board of Directors approved certain modifications to the MC Agreements between Laserscope and each of its executive officers (the “MCA Amendments”) to address certain tax considerations pertaining to Section 409A of the Code and to clarify certain other provisions. The MCA Amendments do not increase the severance entitlements reflected in the above table. In addition, with respect to the provision precluding the imposition of Excise Taxes, the MCA Amendment for one executive officer (Mr. Hadrovic) provides that if the payments and/or distributions he is entitled to receive in connection with a “change of control” of Laserscope were to cause the imposition of Excise Taxes, then he will receive either the full amount of such payments and/or distributions or such lesser amount that would not result in the imposition of any Excise Tax, whichever results in the greater amount to him on an after-tax basis.
      The foregoing descriptions of the MC Agreements and the MCA Amendments are qualified in their entirety by reference to the complete text of the MC Agreements and the MCA Amendments, the forms of which are filed as Exhibit (e)(2)(i) and Exhibit (e)(2)(ii), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference.
      Company Employee Benefit Matters. The Merger Agreement provides that AMS will, or will cause the Surviving Corporation and its subsidiaries to, provide employees of Laserscope and its subsidiaries (the “Laserscope Employees”) retained following the Merger (the “Continuing Employees”) with compensation and benefit arrangements that are no less favorable in the aggregate than provided to AMS’ similarly situated employees, provided that the Surviving Corporation will be under no obligation to retain any Laserscope Employee (subject to certain severance terms or other provisions of existing employment agreements). As soon as practicable after the effective time of the Merger, AMS will, or will cause the Surviving Corporation and its subsidiaries to, cause the Continuing Employees to commence participation in employee benefit plans or arrangements maintained by AMS, the Surviving Corporation or any subsidiary of AMS or the Surviving Corporation (collectively, the “AMS Plans”) as are provided to similarly situated employees of AMS.
      AMS will, and will cause the Surviving Corporation and its subsidiaries to:

•	give Continuing Employees full credit for purposes of eligibility, vesting and benefit accruals under any AMS Plans for such Continuing Employees’ service with Laserscope or any of its subsidiaries or predecessors to the same extent recognized by Laserscope and its subsidiaries;

•	waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any AMS Plan that is a welfare benefit plan that such employees may be able to participate in after the effective time of the Merger;

•	provide credit under any welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; provided, however, that no such service will be recognized to the extent such recognition would result in the duplication of benefits; and

•	honor in accordance with their terms all employee benefit plans or arrangements maintained by Laserscope immediately prior to the effective time of the Merger.
      Prior to the effective time of the Merger, Laserscope will take all requisite action necessary to terminate Laserscope’s 401(k) Savings and Investment Plan, including notifying the participants that the 401(k) Savings and Investment Plan has been terminated, provided that immediately following the effective time of the Merger, all Continuing Employees are permitted to participate in AMS’ 401(k) Savings and Investment Plan.
      From and after the effective time of the Merger, AMS and the Surviving Corporation will keep in full force and effect any agreement in effect as of the date of the Merger Agreement between or among

Laserscope or any of its subsidiaries and any of its or their employees relating to severance pay or similar benefits.
      Directors. Members of the Laserscope Board of Directors hold both options to purchase Shares, as described above in this Item 3 under “Company Stock Plans”, and Shares. Each of these directors has agreed, pursuant to the Shareholder Agreements, that each Share held by such director (including Shares issued upon exercise of any option to purchase Shares), will be tendered, and voted at any shareholders’ meeting as provided in the Shareholder Agreements.
      In addition to the options described above in this Item 3 under “Company Stock Plans,” Laserscope directors hold, as of June 14, 2006, the number of Shares set forth below, and will receive the transaction proceeds set forth below if the Merger is consummated, less applicable withholding or other taxes.

Name of Director	Shares Held	Transaction Proceeds

Robert J. Pressley, Ph.D.	21,016	$651,496
James R. Baumgardt	2,600	$80,600
Elisha Finney	2,000	$62,000
Robert C. Pearson	—	—
Rodney Perkins, MD	—	—
Eric M. Reuter	184,852	$5,730,412
      Indemnification. Laserscope’s bylaws require Laserscope to indemnify Laserscope’s officers and directors to the fullest extent authorized by the CGCL. Section 317 of the CGCL provides that a corporation has the power to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines, settlements and other amounts actually and reasonably incurred by the person in proceedings if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful, as determined in accordance with the CGCL. Section 317 of the CGCL also provides that a corporation has the power to indemnify directors, officers, employees or agents against such expenses incurred by the person in connection with the defense or settlement of derivative actions or suits actually and reasonably incurred by the person if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
      In the first quarter of 2004, Laserscope entered into indemnification agreements (each an “Indemnification Agreement”) with each of its directors and officers. Each of the Indemnification Agreements is in substantially the same form as the others, and establishes certain terms as to indemnification and payment of expenses by Laserscope. This summary is qualified in its entirety by reference to the form of Indemnification Agreement, which has been filed as Exhibit (e)(5) to this Schedule 14D-9 and is hereby incorporated herein by reference. The Indemnification Agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in Laserscope’s bylaws. The Indemnification Agreements may require Laserscope, among other things, to indemnify such directors and executive officers against certain liabilities that may arise by reason of their status as directors and executive officers and to advance their expenses as a result of any proceeding against them as to which they could be indemnified.

      Pursuant to the Merger Agreement, AMS and the Surviving Corporation have agreed to indemnify and hold harmless all of Laserscope’s officers and directors to the fullest extent such persons would be entitled to such indemnification under applicable law, Laserscope’s charter documents and existing contractual indemnification agreements. AMS and the Surviving Corporation have also agreed to continue in full force and effect, after the Merger, the indemnification provisions contained in the Indemnification Agreements in accordance with their terms, and to maintain in effect the indemnification provisions of Laserscope’s and its subsidiaries’ organizational documents with respect to matters occurring before the effectiveness of the Merger.
      The Merger Agreement also requires that, for a period of six years after the effective time of the Merger, AMS, Laserscope and the Surviving Corporation maintain in effect a prepaid directors’ and officers’ liability insurance policy that is no less favorable than Laserscope’s current policy.
      Except as described in this Schedule 14D-9 (including exhibits and any information incorporated into it by reference), to Laserscope’s knowledge, there are no material agreements, arrangements or understandings of any actual or potential conflicts of interest between Laserscope or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Purchaser or any of its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.
Recommendation of the Board of Directors
      The Board of Directors of Laserscope (the “Board” or the “Board of Directors”), at a meeting held on June 3, 2006, by the unanimous vote of all directors:

•	determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be advisable and in the best interests of Laserscope and its shareholders;

•	approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the Shareholder Agreements;

•	determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement; and

•	recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.
      THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.
Background of the Offer
      On December 21, 2005, the Board of Directors held a special meeting at which the Board discussed, among other topics, the market for Laserscope’s products, the activities of, and business challenges posed by, certain of Laserscope’s competitors, Laserscope’s financial performance, its business operations, its possible future business activities and the risks associated with those activities, and its acquisitions strategy. The Board also discussed whether to retain Goldman, Sachs & Co. (“Goldman Sachs”) as a financial advisor for the purpose of assisting Laserscope in evaluating and reporting to the Board on strategic alternatives available to Laserscope. The Board determined that it would be appropriate to proceed on a confidential basis and in a timely manner to evaluate and contact certain potential strategic partners with the assistance of a financial advisor in order to ascertain these potential partners’ interest in a possible business combination with, or acquisition of, Laserscope. In deciding to take this approach, the Board balanced its desire to make the process as inclusive as possible with the need for confidentiality and competitive concerns. The Board took into account that a wide open process could lead to the departure of key employees and might impair Laserscope’s relationships with its customers and, ultimately, its ability to maximize shareholder value in any transaction. The Board also determined that Laserscope should retain Goldman Sachs as financial advisor based on a number of factors, including its knowledge of the industry and familiarity with Laserscope’s business.
      In mid-January 2006, Goldman Sachs, at Laserscope’s direction, contacted eight companies (including AMS) with a view to gauging their interest in a possible acquisition of Laserscope. Each was informed that Laserscope was evaluating a range of strategic options aimed at maximizing shareholder value, including a potential sale of Laserscope. Each also was informed that Laserscope was focused on ensuring discretion, confidentiality and quickly ascertaining if there was a genuine strategic interest in Laserscope. Finally, each was informed that if it desired to move forward, it would be allowed to meet with senior management of Laserscope following execution of a confidentiality agreement. Following each of these contacts, Goldman Sachs sent to each company contacted a document describing Laserscope’s business and management team and setting forth certain investment considerations, financial information and other information about Laserscope. Subsequently, during late January and February of 2006, five of these companies (including AMS) expressed an interest in following-up on the invitation extended on Laserscope’s behalf by Goldman Sachs, and three of these companies (including AMS on February 16, 2006) signed confidentiality agreements with Laserscope and thereafter held meetings with, and received presentations from, Laserscope’s senior management.
      On January 26, 2006, the Board of Directors held a special meeting. Representatives of Goldman Sachs reviewed for the Board the process followed by Goldman Sachs in contacting, on behalf of Laserscope, potential strategic partners. Representatives of Goldman Sachs also summarized the specific feedback provided by each company contacted by Goldman Sachs earlier in the month. Goldman Sachs discussed the possibility of expanding the group of potential strategic partners to be contacted and also of exploring a potential divestiture of Laserscope’s aesthetics business to a third party. Management then discussed with the Board the competitive and business risks associated with the companies already contacted as well as the additional potential companies to be contacted. After in-depth discussion, the Board instructed management and representatives of Goldman Sachs to expand the group of potential strategic partners to be contacted by Goldman Sachs and to hold confidential informational meetings with those who expressed an interest in continuing in the process currently underway. The Board also authorized management and representatives of Goldman Sachs to explore a potential divestiture of Laserscope’s aesthetics business.
      Commencing January 27, 2006, representatives of Goldman Sachs contacted, at Laserscope’s direction, six companies not previously contacted in order to gauge their interest in a possible acquisition of Laserscope. Ultimately, all six companies, although offered confidential information about Laserscope and invited to participate in the solicitation process underway, declined to so participate and none of them signed confidentiality agreements with Laserscope.
      During the weeks of February 13, 2006 and February 20, 2006, management presentations, led by Mr. Eric Reuter, President and Chief Executive Officer of Laserscope, together with Mr. Peter Hadrovic, then the Vice President, Legal Affairs and General Counsel of Laserscope, were made to representatives of the three companies, including AMS on February 17, 2006, that had previously expressed an interest in meeting with Laserscope’s senior management. Attending the session on behalf of AMS were Messrs. Martin J. Emerson, President and Chief Executive Officer, Ross Longhini, Executive Vice President and Chief Technology Officer, and John Nealon, Senior Vice President, Business Development. Also attending this session were representatives of Piper Jaffray & Co., financial advisor to AMS (“Piper”), and representatives of Goldman Sachs. Subsequently, on February 22, 2006, Goldman Sachs, at Laserscope’s direction, sent a letter to each of these companies (including AMS) requesting them to submit a preliminary, non-binding acquisition proposal no later than March 16, 2006 (which deadline was later extended to March 24, 2006 in order to accommodate extension requests made by the bidders). During the weeks leading up to this bid deadline, all three companies conducted preliminary due diligence and were allowed access to certain of Laserscope’s confidential information.

      On March 8, 2006, the Board of Directors held a regularly scheduled meeting. Before meeting with its legal and financial advisors, the Board discussed with management the considerations, advantages and risks associated with Laserscope remaining independent, including, among other things, the outlook for Laserscope’s business, execution risks and geographic expansion risks. A representative of Orrick, Herrington & Sutcliffe LLP (“Orrick”), Laserscope’s outside legal counsel, attended the meeting and made a presentation to the Board concerning their legal duties. Representatives of Goldman Sachs summarized for the Board developments in the solicitation process since the Board last met to discuss the process on January 26, 2006. Goldman Sachs’ representatives reported that all three of the companies that had been invited to submit non-binding acquisition proposals appeared to have a significant interest in continuing with the process, but only one of these companies, a Fortune 100 company (“Bidder A”), had expressed a strong interest in acquiring all of Laserscope’s operations. In contrast, AMS and the third company (“Bidder B”) had expressed that their primary interest would be an acquisition of Laserscope’s urology business alone and that neither desired to own Laserscope’s aesthetics business. The Goldman Sachs’ representatives reported that it was not yet clear how this lack of desire would affect the bids expected from AMS and Bidder B. Adding further uncertainty to the solicitation process, in the view of the Goldman Sachs’ representatives, were concerns expressed by both AMS and Bidder B about meeting a preliminary process timetable communicated to them by Goldman Sachs. Following this review and discussion by the Board with its financial and legal advisors, the Goldman Sachs’ representatives then discussed their preliminary financial analyses of Laserscope and its urology and aesthetics businesses.
      On March 24, 2006, representatives of Goldman Sachs received, on behalf of Laserscope, non-binding written indications of interest to acquire Laserscope from AMS and Bidder A. Bidder B did not submit a bid for Laserscope, having previously indicated to Goldman Sachs that it would require significantly more time to conduct due diligence than the process timetable then being followed by Laserscope and, therefore, would be dropping out of the solicitation process. In its indication of interest, AMS stated that it valued Laserscope’s equity in a range from $593 million to $668 million. AMS further stated that its form of acquisition consideration would consist of 50% cash and 50% AMS stock. AMS also stated that it did not desire to own Laserscope’s aesthetics business and, therefore, it would require that this business be divested simultaneously with AMS’ acquisition of Laserscope and that any such sale was assumed to generate at least $100 million of pre-tax proceeds for Laserscope. Lastly, AMS indicated that it would need to finance the cash portion of its purchase price.
      Bidder A’s indication of interest stated that it would be prepared to acquire Laserscope as an entirety for cash at an aggregate purchase price of between $577.5 million and $673.8 million (approximately $24.00 to $28.00 per Share). Bidder A stated that it intended to fund the acquisition out of existing cash resources. Bidder A also submitted with its indication of interest a detailed due diligence request list and advised that its team was ready to commence additional due diligence upon Laserscope’s response to Bidder A’s indication of interest.
      On March 24, 2006, representatives of Goldman Sachs contacted representatives of Piper in order to clarify the implications of Laserscope realizing less than $100 million in a divestiture of its aesthetics business. Piper indicated that any value less than $100 million would reduce the value to be received by Laserscope’s shareholders on a dollar for dollar basis.
      On March 28, 2006, the Board of Directors held a special meeting to review the two indications of interest. Representatives of Goldman Sachs and Orrick participated in this meeting. The Goldman Sachs representatives described the terms of the two indications of interest. The Board then discussed possible responses to each of these companies and the values each had ascribed to Laserscope’s urology and aesthetics businesses. Among other things, the Board expressed a serious concern that both bids undervalued Laserscope’s urology business and agreed that the high end of the valuation range submitted by each bidder was unacceptable. Overall, however, the Board viewed the proposal made by Bidder A as stronger than the proposal made by AMS, especially since Bidder A desired to acquire Laserscope in its entirety, Bidder A appeared extremely interested in completing a transaction and Bidder A had the financial wherewithal to make an all cash acquisition (without outside financing). Ultimately, the Board instructed the representatives of Goldman Sachs to inform both bidders that (i) the upper end of the range each provided represented a minimum starting point for valuation based on Laserscope’s current product line (exclusive of products to be introduced in 2006), (ii) the strategic value associated with Laserscope’s new products (and product acquisitions) to be introduced in 2006 justified a valuation higher than the upper end of this valuation range, and (iii) they needed to increase the upper end of their valuation range. In addition, the Board directed the representatives of Goldman Sachs to ask AMS whether it was willing and able to effect an all cash acquisition of Laserscope and whether AMS would be agreeable to a price collar with respect to the stock it was offering in an acquisition of Laserscope. The Board further directed that AMS be informed that the Board was not willing to allow Laserscope’s shareholders to bear the risk associated with a transaction or a valuation conditioned on a concurrent or post-closing divestiture of Laserscope’s aesthetics business. The Board also instructed management to continue to work on a possible divestiture of Laserscope’s aesthetics business independent of the process currently underway.
      On March 29, 2006, representatives of Goldman Sachs contacted representatives of Piper in order to convey the Board of Directors’ views and instructions.
      On April 6, 2006, the Board of Directors held a special meeting to receive a process update from Goldman Sachs. Management and representatives of Orrick participated in this meeting. Representatives of Goldman Sachs described various calls that these representatives had held with AMS and Bidder A and the nature of the new product information that had been conveyed to date to each such company. After discussion, the Board of Directors determined that both AMS and Bidder A should be allowed to move forward on due diligence and should receive additional information about Laserscope’s products and product pipeline; that Bidder A should be pressed to increase its valuation of Laserscope; that Laserscope should facilitate contact between AMS and those companies that Laserscope believed might have an interest in owning Laserscope’s aesthetics business (while reiterating to AMS that it carried full responsibility for the outcome of any such transaction); that Laserscope should cease its own efforts to find a buyer for the aesthetics business (while making no public disclosure about Laserscope’s plans or intentions regarding this business); and that certain companies previously contacted by representatives of Goldman Sachs on Laserscope’s behalf be contacted again in order to determine if they might be interested in acquiring Laserscope in conjunction with a sale of the aesthetics business to a third party. Lastly, the Board determined to continue holding regularly scheduled weekly update calls with management to discuss the issues and considerations related to Laserscope’s business in the context of the solicitation process and to provide updates and discussion regarding this process, which calls thereafter took place each Sunday evening (other than April 16) through June 4, 2006.
      On April 7, 2006, Mr. Reuter made a presentation by telephone to Messrs. Longhini and Nealon and Suranjan Roychowdhury, Ph.D., Director of Research and Development, of AMS regarding the new products that Laserscope intends to introduce in 2006. Mr. Hadrovic and representatives of Laserscope’s and AMS’ financial advisors listened to this call. On April 18, 2006, an in-person follow-up diligence session, primarily related to Laserscope’s products and revenue model, was held in San Jose, California, which was attended by Messrs. Reuter and Hadrovic and Kester Nahen, PhD., Vice President of Applications Research, of Laserscope, Messrs. Emerson, Stephen McGill, Vice President, Global Sales, Nealon, Roychowdhury, and Andrew Joiner, Vice President of Marketing, of AMS, and representatives of Goldman Sachs and Piper. Following this session, Laserscope demonstrated for AMS its GreenLight PV® and new GreenLight HPStm laser systems at a Laserscope facility. On April 26, 2006, representatives of Laserscope (consisting of Messrs. Reuter and Derek Bertocci, Vice President, Finance and Chief Financial Officer), AMS (consisting of Messrs. Longhini, Nealon, McGill and Scott Etlinger, Vice President of Operations, and Ms. Carmen Diersen, Executive Vice President and Chief Financial Officer), and representatives of Goldman Sachs and Piper held another diligence session by telephone during which Laserscope provided additional information regarding Laserscope. Similar diligence sessions were conducted by Laserscope during the month of April 2006 with representatives of Bidder A.
      On April 9, 2006, AMS and Bidder A were granted access to Laserscope’s electronic data room for due diligence purposes.

      On April 10, 2006, representatives of Goldman Sachs and Bidder A had a conversation in which Bidder A advised that it would prefer a form of merger agreement based upon recent public company acquisitions made by Bidder A.
      Between April 12 and 14, 2006, representatives of Goldman Sachs and Piper had several telephone conversations related to Laserscope’s aesthetics business. On behalf of Laserscope, representatives of Goldman Sachs advised Piper of the firms that Laserscope believed might have an interest in acquiring this business and gave Piper permission to contact these companies, subject to execution of appropriate confidentiality agreements. Ultimately, Piper informed Goldman Sachs that none of such firms were interested in completing such a transaction.
      On April 18, 2006, a representative of Goldman Sachs called a representative of one of the companies Goldman Sachs had contacted in January 2006. This company previously had declined to participate in the solicitation process, partly because it did not desire to acquire Laserscope’s aesthetics business. During the April 18th call, the Goldman Sachs representative inquired as to whether this company might be interested in acquiring only Laserscope’s urology business. This company’s representative stated that he would respond at a later date. On April 26, 2006, this representative informed the representative of Goldman Sachs that his company was not interested in such a transaction and continued to have no interest in participating in the current solicitation process.
      On April 27, 2006, representatives of Goldman Sachs and Bidder A held a telephone conversation during which Bidder A indicated that it now valued Laserscope in the range of $26.00 to $28.00 per share, but that it had the ability to value Laserscope above $28.00 per share depending upon the outcome of its due diligence review of Laserscope. Bidder A also reiterated its strong interest in acquiring Laserscope.
      On April 28, 2006, representatives of Goldman Sachs and Piper held a telephone conversation during which Piper, on behalf of AMS, informed Goldman Sachs that, based on AMS’ work to date, AMS currently valued Laserscope at up to $29.00 per Share, but that it had the ability to value Laserscope at above $29.00 per Share depending upon the outcome of its due diligence review of Laserscope. Piper also stated that AMS had concluded that Laserscope’s aesthetics business warranted a lower valuation than previously indicated and that AMS might be willing to acquire this business, but that AMS likely would divest the operation if it acquired Laserscope.
      On April 30, 2006, Goldman Sachs, at the direction of Laserscope, sent to both AMS and Bidder A a letter outlining the procedures for submitting a firm and final proposal to acquire Laserscope. The letter instructed the bidders to submit their proposals no later than May 25, 2006, and, among other things, to state a purchase price and provide a mark-up of a draft merger agreement prepared by Orrick which specified the terms of a possible acquisition transaction.
      On May 2, 2006, at the direction of Laserscope, representatives of Goldman Sachs informed Piper that AMS would need to improve its valuation of Laserscope and make a bid above $30.00 per Share. Goldman Sachs further stressed the particular importance of speed to closing, certainty of closing and certainty of value in connection with AMS’ bid.
      Over the next three weeks, both AMS and Bidder A continued to conduct extensive due diligence concerning Laserscope. The legal and financial representatives of Laserscope, AMS and Bidder A, respectively, also held telephone conversations concerning possible transaction structures, forms of acquisition consideration, financing documentation, transaction timing and diligence matters. During this time period, representatives of both Laserscope and AMS and their financial and legal advisors also participated in several diligence related in-person meetings and conference calls. Also during this same time period, representatives of Laserscope and Goldman Sachs participated in numerous similar telephone calls and in-person meetings with representatives of Bidder A. In addition, at one point Bidder A advised Goldman Sachs to expect a fairly heavy mark-up of the form of merger agreement Goldman Sachs had provided on April 30th.
      On May 3, 2006, at the direction of Laserscope, representatives of Goldman Sachs spoke with a representative of a company (“Bidder C”) about the solicitation process. Bidder C had not been contacted previously for competitive reasons and because Bidder C had been completing an acquisition transaction which might have made Bidder C unwilling to participate in the solicitation process. On May 5, 2006, a representative of Bidder C called the Goldman Sachs representative and informed him that Bidder C was interested in participating in the process. The Goldman Sachs representative described certain details of the process, including the deadline for submitting a final proposal to acquire Laserscope. Almost two weeks later, a representative of Bidder C contacted a representative of Goldman Sachs and stated that Bidder C was no longer interested in participating in the Laserscope process.
      On May 12, 2006, representatives of Goldman Sachs held a telephone conversation with Bidder A during which Bidder A informed Goldman Sachs that Bidder A had largely completed its due diligence review of Laserscope and that they were satisfied with what they had learned. Bidder A also advised that it would need to obtain board of directors’ approval of the transaction and that its board would not meet until June 13, 2006. Bidder A then inquired as to whether there was any flexibility in the May 25, 2006 bid deadline. After consulting with Laserscope, representatives of Goldman Sachs informed Bidder A in a subsequent telephone conversation that the bid deadline was firm.
      On May 19, 2006, Bidder A contacted representatives of Goldman Sachs and reiterated their interest in acquiring Laserscope and that they were comfortable from a due diligence standpoint. Bidder A indicated that Goldman Sachs would hear from them on May 25, 2006 and that they would furnish Goldman Sachs with an advance draft of their final bid in order to elicit guidance from Goldman Sachs. Bidder A again stated that it would not be able to obtain board of directors’ approval until June 13, 2006 and that the bid would be subject to this approval, although it did not anticipate any issues with respect to securing such approval.
      On May 22, 2006, Bidder A contacted Goldman Sachs and reported that it would not be submitting a bid on May 25, 2006 and had decided to withdraw from the process. Bidder A explained that it would not be able to take the transaction to its board of directors for approval until July 2006 and that it was having problems reaching Laserscope’s price expectations. Subsequently, Bidder A sent Mr. Reuter an email message expressing Bidder A’s willingness to explore with Laserscope a collaborative joint business venture.
      On May 25, 2006, AMS provided its proposal to acquire 100% of the equity of Laserscope for $30.00 per Share in cash using a two step acquisition structure, with the first step being the Offer. The proposal stated that the cash purchase price would be financed at closing using a senior bank debt facility and a subordinated bridge facility. The proposal further stated that AMS had obtained firm financing commitments from CIT Healthcare LLC (“CIT”) for the senior debt facility and Piper and Deephaven Capital Management LLC (collectively, “Piper/ Deephaven”) for the bridge facility. The proposal included copies of these commitment letters as well as a mark-up of the draft merger agreement.
      On May 26, 2006, representatives of Piper contacted representatives of Goldman Sachs, stating that the $30.00 per Share purchase price offered by AMS had been provided in response to Goldman Sachs’ earlier guidance (provided at Laserscope’s direction) about what it would take for a transaction to occur, the two step acquisition structure proposed by AMS was proposed in response to Goldman Sachs’ earlier emphasis on the importance of speed to closing, and the all cash nature of the AMS bid reflected AMS’ desire to be competitive with any other bids for Laserscope. Piper also said that AMS had largely completed its due diligence, although it desired to have Mr. Emerson hold a marketing related meeting with Mr. Reuter and certain other executives of Laserscope with respect to Laserscope’s rollout of its new GreenLight HPStm laser system. Piper added that AMS’ bid was “rock solid” and that AMS was ready to move quickly to conclude negotiations.
      On May 28, 2006, the Board of Directors held a special meeting to receive an update on the solicitation process. Members of management and representatives of Goldman Sachs and Orrick participated in this meeting. Representatives of Goldman Sachs then reviewed in detail the latest developments in the solicitation process, including the events leading up to Bidder A’s withdrawal from the process notwithstanding the strong, recurring interest Bidder A had expressed and demonstrated continuously since it was first contacted in January 2006. Representatives of Goldman Sachs then summarized from a financial perspective the acquisition proposal submitted by AMS. Orrick then reviewed with the Board the AMS acquisition proposal from a legal perspective. Thereafter, the Board and its advisors held a lengthy discussion concerning the AMS acquisition proposal, including the merits and negatives of the proposal as well as possible responses to AMS. Among other things, the Board expressed concern as to whether a transaction with AMS would, in fact, close, whether it would close reasonably promptly and whether AMS could secure its financing. In this regard, the Board considered, among other things, not only the fact that AMS’ proposed merger agreement enabled AMS to terminate the merger agreement should it not receive financing, but also the facts that both the tender offer proposed by AMS and the commitment letters submitted by AMS were subject to extension rights and numerous conditions, which provisions created serious closing and timing risks. From that perspective, the consensus of the Board was that AMS’ proposal could not be viewed as essentially equivalent to an all cash transaction. The Board also reviewed various issues raised by the deal protection provisions AMS proposed in its draft merger agreement, including impediments to the Board’s ability to respond to a third party proposal and the proposed $30 million termination fee plus expense reimbursements which would be payable by Laserscope should Laserscope terminate the proposed merger agreement under certain circumstances, including to accept a Superior Proposal (as defined in the Merger Agreement). The Board then authorized Laserscope’s management and its financial and legal advisors to pursue a transaction with AMS, although instructing them in particular to seek improved contract terms from AMS (with respect to both the merger agreement and the commitment letters), to refrain from any discussion with AMS or its representatives concerning price until the contract discussions had been completed, and to refuse any face-to-face meeting between Laserscope and AMS personnel without Board authorization. The Board then discussed whether it would be appropriate to solicit from Bidder A a proposal to acquire Laserscope. After considering Bidder A’s unequivocal decision to withdraw from the process after months of active involvement, Bidder A’s statements about its internal timing and inability to meet Laserscope’s price expectations, the risk of jeopardizing the bid received from AMS that might arise if Bidder A was contacted, and the fact Bidder A would be free to submit a proposal to acquire Laserscope should Laserscope enter into and announce a definitive agreement to be acquired, the Board determined not to solicit a proposal from Bidder A.
      On May 29, 2006, representatives of Goldman Sachs made a telephone call to representatives of Piper in furtherance of the Board’s instructions. Goldman Sachs informed Piper that while AMS’ bid was attractive, the Board did not consider the proposed price to be sufficient and the proposed contract terms did not satisfy the Board’s goal regarding certainty of closing. The Goldman Sachs’ representatives acknowledged, however, that AMS had offered a transaction structure which addressed the Board’s desire for speed to closing. Goldman Sachs then reviewed with Piper a number of contract issues which had been identified and considered by the Board. Goldman Sachs advised that these issues needed to be resolved by the end of the week and only then would the issue of value be revisited and only then could a meeting take place between Mr. Reuter and Mr. Emerson. Piper replied that it would contact AMS and also arrange for AMS’ attorneys (Oppenheimer Wolff & Donnelly LLP or “Oppenheimer”) to begin contract discussions the next day with counsel for Laserscope.
      On May 30 and 31, 2006, representatives of Oppenheimer and Orrick discussed various aspects of AMS’ mark-up of the draft merger agreement and the commitment letters provided by CIT and Piper/ Deephaven as well as the status of these lenders’ due diligence review of Laserscope. They also discussed a shareholder agreement proposed by AMS that would require the directors and officers of Laserscope, among other things, to tender any shares that they own in the Offer, not transfer such shares to any third party and to grant to AMS an irrevocable proxy to vote such shares in favor of the Merger and against any actions that would impede the Merger.
      On June 1, 2006, the Board held a special meeting to consider and review the status of discussions with AMS. Members of management and representatives of Goldman Sachs and Orrick attended this meeting. The financial and legal advisors updated the Board on the various conversations that had taken place since the Board last met. Among other things, the Board was informed that AMS had agreed to drop its proposed merger agreement provision allowing AMS to terminate that agreement should the lenders under its committed credit facilities fail to advance the funds necessary for AMS to consummate the Offer and the Merger. The Board then engaged in an extended discussion of certain contract issues relating to both the merger agreement proposed by AMS and the commitment letters provided by CIT and Piper/ Deephaven. The Board then discussed the open issues and the timetable for resolving them. Ultimately, the Board instructed its advisors to propose a $31.50 per Share cash purchase price to AMS and to conclude all contract discussions by Saturday, June 3, 2006. The Board also decided to allow Mr. Reuter to meet with Mr. Emerson at the end of the week.
      Later in the day on June 1, 2006, representatives of Goldman Sachs contacted representatives of Piper in order to relay the Board’s proposal regarding acquisition price and timetable.
      On June 2, 2006, Piper informed Goldman Sachs that the board of directors of AMS had refused to authorize an increase in the acquisition price offered by AMS. The Goldman Sachs representatives replied that they would relay this message to the Board.
      Later in the morning of June 2, 2006, Messrs. Reuter, Emerson, McGill, Nealon, Bertocci, Hadrovic and Robert Mann, Laserscope’s Vice President of Global Sales and Marketing — Surgical, held a meeting to discuss Laserscope’s plans to launch its new GreenLight HPStm laser system.
      Between June 1 and June 3, 2006, the legal advisors for Laserscope and AMS continued their contract discussions, focusing particular attention on the terms and conditions of the Offer, the circumstances for extending the Offer, the representations and warranties contained in the draft merger agreement, aspects of the draft merger agreement’s termination and deal protection provisions, and the conditions contained in the commitment letters relating to AMS’ financing for the transaction.
      Following the conclusion of these discussions on June 3, 2006, representatives of Piper contacted representatives of Goldman Sachs to advise that AMS had decided to raise its price for acquiring all of the outstanding Shares of Laserscope to $31.00 per Share, provided that the parties executed definitive documents no later than the evening of June 3, 2006. Representatives of Piper also stated that if the parties did not execute definitive documents on June 3, 2006, AMS’ price would remain at $30.00 per Share. Piper stated that revised, executed commitment letters from CIT and Piper/ Deephaven would be provided reflecting this increase in consideration. Simultaneously, counsel for AMS informed counsel for Laserscope that in conjunction with offering to increase its purchase price, AMS also expected the final merger agreement to include a $25 million termination fee.
      During the afternoon of June 3, 2006, Laserscope’s Board met with management and its financial and legal advisors to review the transaction. During the meeting, Orrick attorneys provided the Board with advice on the Board’s fiduciary duties in considering the transaction and reviewed in detail the proposed terms of the transaction. The Orrick attorneys also updated the Board on changes in the definitive documentation since the previous meeting of the Board on June 1, 2006 and the changes to draft transaction documents sent to the Board earlier in the week. Complete final drafts of the merger agreement and the form of shareholder agreement, together with summaries of the principal terms of these documents, which had been distributed to each director prior to the meeting, then were reviewed. Counsel discussed, among other things, the structure of the transaction and the Offer, the terms and conditions of the Offer, the circumstances for extending the Offer, Laserscope’s representations, warranties and covenants, the definition of “material adverse effect” and its impact on the rights of the parties in the draft merger agreement, the ability of Laserscope to receive (but not to solicit) alternative proposals for the acquisition of Laserscope, termination rights of AMS and Laserscope, the circumstances in which a termination fee would be payable by Laserscope, the reduced amount of the termination fee and its possible affect on competing bids for Laserscope, the absence of any financing condition and the remedies of Laserscope against AMS in the event that AMS did not complete the transaction in breach of the merger agreement. Counsel discussed with the Board the terms of the executed final commitment letters from CIT and Piper/ Deephaven, copies of which also were provided to each of the directors. Representatives of Goldman Sachs discussed their financial analyses with respect to the transaction. Goldman Sachs delivered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of June 3, 2006 and based upon and subject to the factors and assumptions set forth therein, the

$31.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Company’s management, the Board and their legal and financial advisors then further discussed the proposed transaction and the risks that the transaction would not close. They also discussed the interests of certain of Laserscope’s officers and directors in the Offer and the Merger. Following additional questions, answers and discussion, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interest of Laserscope and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Shareholder Agreements, (iii) determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement and (iv) recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, recommended that Laserscope’s shareholders approve and adopt the Merger Agreement.
      During the evening of June 3, 2006, AMS’ financial and legal advisors informed Laserscope’s financial and legal advisors that AMS’ board of directors also had approved the transaction.
      Later in the evening of June 3, 2006, AMS, Purchaser and Laserscope signed the Merger Agreement. All of Laserscope’s directors and certain of its executive officers signed Shareholder Agreements that same evening or during the following day. AMS and Laserscope issued a joint press release announcing the Merger Agreement prior to the opening of the Nasdaq National Market on June 5, 2006.
      On June 14, 2006, AMS and the Purchaser commenced the Offer and filed a Schedule TO with the SEC. In addition, on June 14, 2006, Laserscope filed this Schedule 14D-9 with the SEC relating to the Offer.
Reasons for the Recommendation of the Board
      In reaching its recommendation described above in this Item 4, the Board considered a number of factors, including the following:

Factors Relating to the Transaction Generally:

•	The Board considered the current and historical financial condition and results of operations of Laserscope, and the current and potential economic and operating conditions in the various businesses in which Laserscope operates.

•	The Board considered that Laserscope is introducing a new urology product, the GreenLight HPStm laser system, and that it cannot predict the timing of market acceptance of this product. It also considered Laserscope’s aesthetic applications and that the intense competition in the market for light-based cosmetic treatment devices continues to create pressure on sales of Laserscope’s aesthetic products.

•	The Board considered Laserscope’s financial plan and the assumptions underlying such plan (including current and potential conditions in the industries in which Laserscope’s businesses operate) and the risks involved in achieving the plan’s goals.

•	The Board considered that competition in the non-opthalmic surgical segment of the worldwide medical laser market is intense; competitors are numerous and include some of the world’s largest organizations as well as smaller, highly specialized firms, and that some of Laserscope’s current competitors have significantly greater resources, brand recognition, more content, broader service offerings and greater financial resources than Laserscope.

•	Based upon its knowledge and familiarity with Laserscope’s business, financial condition, results of operations, financial plan and prospects if Laserscope was to remain independent, the Board considered the presentations of Laserscope’s management and its own review with respect to trends in the industries in which Laserscope’s businesses operate and the strategic alternatives available to Laserscope, including remaining an independent public company, the possibility of spinning off or selling its aesthetics business, the possibility of acquiring other companies in such industries or entering into a strategic distribution relationship with one or more companies in such industries, as well as the potential values, risks and uncertainties associated with such alternatives. The Board determined not to pursue other strategic alternatives in light of its belief that the Offer maximized shareholder value and represented the best transaction reasonably available to shareholders.

Factors Relating to the Specific Terms of the Merger Agreement with AMS:

•	The Board considered the presentation, dated June 3, 2006, of Goldman Sachs with respect to Goldman Sachs’ financial analyses of the Offer and the Merger.

•	The Board considered the relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of Laserscope’s Shares. The Offer Price of $31.00 per Share represented an approximate 44.8% premium over the $21.41 closing price of the Shares on the Nasdaq National Market on June 2, 2006 (the last trading day prior to the public announcement of the execution of the Merger Agreement), an approximate 45.1% premium over the 30-day average trading price of $21.36 per Share as of June 2, 2006, an approximate 16.8% premium over the 52-week average trading price of $26.53 per Share as of June 2, 2006 and an approximate 31.7% premium over the three-year average trading price of $23.53 per Share as of June 2, 2006.

•	The Board considered the solicitation process conducted by Goldman Sachs, including that Goldman Sachs contacted 15 potential acquirers regarding a possible acquisition of Laserscope, three potential acquirers entered into confidentiality agreements, three of such potential acquirers participated in management presentations and conducted due diligence, and only AMS ultimately submitted a final binding bid to acquire Laserscope.

•	The judgment of the Board, in light of the solicitation process and the arm’s length negotiations with AMS, that the Offer Price represents the highest price reasonably attainable for the holders of Shares in a merger or other acquisition transaction.

•	The written opinion of Goldman Sachs that, as of June 3, 2006 and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 3, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Schedule II. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to an engagement letter between Laserscope and Goldman Sachs, Laserscope has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the Offer.

•	The Board viewed as desirable that the Offer Price and Merger consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of the Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

•	The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of the Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

•	The Board considered the fact that the Offer and the Merger would not be subject to a financing condition, and that:

•	CIT had firmly committed $615 million in cash financing, in the form of a $565 million senior secured credit facility (and $50 million in a revolving credit facility), to finance the Offer and the Merger and the related transactions, which senior secured credit facility is subject to the following material conditions:

•	CIT’s approval of the amount and other material terms of the senior subordinated financing from Piper/Deephaven, it being understood that the material terms documented in the senior subordinated commitment letter from Piper/Deephaven are, subject to certain limitations, acceptable;

•	consummation of the Offer according to all applicable laws and the Merger Agreement;

•	no “material adverse effect” (as defined in the commitment letter but substantially as defined in the Merger Agreement) shall have occurred since March 31, 2006 with respect to AMS, certain of its subsidiaries and Laserscope, taken as a whole; and

•	the negotiation, execution and delivery of definitive loan documentation and other customary deliverables evidencing the facility and the senior subordinated financing from Piper/Deephaven.

•	Piper and Deephaven had firmly committed $180 million in cash financing, in the form of a subordinated bridge loan, to finance the Offer and the Merger and the related transactions, subject to the following material conditions:

•	no pending or overtly threatened litigation or other proceedings (private or governmental) with respect to the Offer or the Merger that is reasonably likely to result in a “material adverse effect” (as defined in the commitment letter but substantially as defined in the Merger Agreement);

•	the absence of any change since March 31, 2006 that results in a “material adverse effect” (as defined in the commitment letter but substantially as defined in the Merger Agreement);

•	the Offer shall be consummated concurrently with the initial funding of the facility in accordance with the Merger Agreement and related acquisition documentation without waiver or amendment thereof unless consented to by each of the requisite lenders; and

•	prior to or concurrently with the initial funding of the senior subordinated debt, the documentation for the senior secured credit facility from CIT shall have been executed and delivered, and AMS shall have received gross proceeds from borrowings under the senior secured credit facility.

•	The Board considered that under the definition of the term “Company Material Adverse Effect” in the Merger Agreement, changes to Laserscope’s business arising from the following will not be taken into account when determining whether AMS may refuse to consummate the Offer due to a material adverse effect on Laserscope and its subsidiaries taken as a whole or AMS may terminate the Merger Agreement due to a breach of a representation or warranty resulting in a material adverse effect on Laserscope and its subsidiaries, taken as a whole:

•	Any effect (including on business relationships) relating to the negotiation/execution/public announcement of the Merger Agreement or actions taken in compliance with the Merger Agreement (other than an obligation to operate the business in the ordinary course),

•	Any event, occurrence, circumstance or trend, including a diminution in value of Laserscope, that to the actual knowledge of certain officers of AMS existed on the date of the Merger Agreement,

•	Any fact, circumstance or condition specifically disclosed in the disclosure schedules delivered by Laserscope,

•	Any change in market price or trading volume of the Shares, in and of itself,

•	Any failure, in and of itself by Laserscope, to meet projections,

•	Any changes in relevant laws, GAAP or regulatory accounting requirements, but only to the extent changes do not disproportionately affect Laserscope,

•	Changes generally affecting Laserscope’s industries, but only to the extent changes do not disproportionately affect Laserscope,

•	Changes in economic conditions in the United States, any U.S. region or any non-U.S. or global economy, but only to the extent changes do not disproportionately affect Laserscope, and

•	Any war activities, terrorism or natural disaster.

•	The Board viewed favorably the fact that under the terms of the Merger Agreement, while Laserscope is prohibited from soliciting acquisition proposals from third parties, it may furnish information to and participate in negotiations with, and provide draft documents and agreements to, third parties in response to an unsolicited acquisition proposal if:

•	the Laserscope Board of Directors in good faith determines, after consulting with its financial advisors and legal counsel, the unsolicited acquisition proposal constitutes, or is reasonably likely to constitute, a Superior Proposal;

•	prior to furnishing such information to, or entering into such discussions or negotiations with, such person or its representatives, Laserscope provides reasonable notice to AMS to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person;

•	Laserscope provides AMS with all information to be provided to such person which AMS has not previously been provided; and

•	Laserscope receives from such person an executed confidentiality agreement reasonably satisfactory to the Board of Directors with terms, as a whole, that are no less favorable to Laserscope than those contained in its confidentiality agreement with AMS.

•	The Board also considered that if immediately prior to the expiration of the Offer there is an outstanding proposal to acquire Laserscope, the Merger Agreement permits Laserscope or Purchaser to extend the period during which the Offer would otherwise remain open by 10 business days, thus allowing an opportunity for alternative proposals to be made, associated due diligence to be conducted and definitive documentation to be negotiated with respect thereto, and for the Board to consider such alternative proposals and agreements, if any.

•	The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to a Minimum Condition. The Board viewed favorably the limited number of conditions to the Offer and conditions to the Merger.

•	The Board viewed favorably the fact that the Board of Directors is permitted, subject to the payment to Purchaser of a $25 million termination fee, to terminate the Merger Agreement if, prior to consummation of the Offer and the Merger, (i) the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that Laserscope has received a Superior Proposal and (ii) provides AMS with an opportunity to modify the terms of the Offer in response to such proposal. The Board also believed that the termination fee was reasonable and would not be expected to materially deter an alternative acquisition proposal. In addition, the Board considered that the Shareholder Agreements terminate when the Merger Agreement terminates, permitting the parties to such agreements to vote in favor of an alternative transaction.

Potential Negative Factors Relating to the Transaction:

•	The Board considered that Laserscope will no longer exist as an independent company and its shareholders will no longer participate in its growth as an independent company and also will not participate in any synergies resulting from the Merger.

•	The Board considered that the Merger Agreement precludes Laserscope from actively soliciting alternative proposals.

•	The Board considered that Laserscope would be obligated to pay AMS a termination fee of $25 million if Laserscope or AMS terminates the Merger Agreement under certain circumstances, which may deter others from proposing an alternative transaction that might be more advantageous to Laserscope’s shareholders.

•	The Board considered the risk that the conditions to the parties’ obligations to complete the Offer or the Merger will not be satisfied, including the possibility that the Merger may not be completed even if shareholders tender 49.9% of Laserscope’s outstanding Shares.

•	The Board reviewed the significant risks and costs Laserscope may incur, including the possibility of disruption to its operations, diversion of management and employee attention, employee attrition and other potentially negative effects on its business and customer relationships, if the Offer and the Merger do not close.

•	The Board considered that certain directors and officers may have conflicts of interest in connection with the Offer and the Merger, as they may receive certain benefits that are different from, and in addition to, those of other shareholders.

•	The Board considered that the gain from an all-cash transaction would be taxable to tax-paying shareholders for United States federal income tax purposes.

•	The Board considered that the time period that is likely necessary to close the Merger following the tender offer process if less than 90% of Laserscope’s shares are tendered is likely two to four months.
      The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board. The Board did not assign any relative or specific weights to the foregoing factors, and individual members of the Board may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that Laserscope’s shareholders tender their Shares in the Offer.

Opinion of Laserscope’s Financial Advisor
      Goldman Sachs rendered its opinion to the Board of Directors that, as of June 3, 2006 and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.
      The full text of the written opinion of Goldman Sachs, dated June 3, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule II. Goldman Sachs provided its opinion for the information and assistance of Laserscope’s Board of Directors in connection with its consideration of the transactions contemplated by the Merger Agreement (the “Transaction”). The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Laserscope for the three years ended December 31, 2005;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Laserscope;

•	certain other communications from Laserscope to its shareholders; and

•	certain internal financial analyses and forecasts for Laserscope prepared by its management.
      Goldman Sachs also held discussions with members of the senior management of Laserscope regarding their assessment of the past and current business operations, financial condition and future prospects of Laserscope. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Laserscope with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.
      Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Laserscope or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Laserscope or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of Laserscope to engage in the Transaction. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, June 3, 2006.
      The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 2, 2006 and is not necessarily indicative of current market conditions.
      Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the ten-year period ended June 2, 2006. In addition, Goldman Sachs analyzed the consideration to be received by holders of Shares in the Offer and the Merger in relation to certain historical market prices of the Shares.
      This analysis indicated that the price per Share to be paid to the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement represented:

•	a premium of 44.8% based on the latest market price of $21.41 per Share;

•	a premium of 45.1% based on the latest one-month average market price of $21.36 per Share;

•	a premium of 16.8% based on the latest one-year average market price of $26.53 per Share;

•	a premium of 31.7% based on the latest three-year average market price of $23.53 per Share.

      Implied Transaction Multiples Analysis. Goldman Sachs calculated certain multiples for Laserscope based on the Transaction price of $31.00 per Share and Laserscope management’s forecasts for Laserscope.
      With respect to Laserscope, Goldman Sachs calculated:

•	transaction value, which is the equity value of Laserscope at the Transaction price plus the estimated market value of debt less cash, as a multiple of 2006E revenue and 2007E revenue;

•	transaction value as a multiple of 2007E earnings before interest, taxes and depreciation and amortization, or EBITDA; and

•	transaction value as a multiple of 2007E earnings before interest and taxes, or EBIT.
      The results of these analyses are summarized as follows:

Transaction Value as a multiple of:	Laserscope

2006E Revenue	4.4x
2007E Revenue	3.5x
2007E EBITDA	17.1x
2007E EBIT	18.0x
      Goldman Sachs also calculated the ratios of the Transaction price of $31.00 per Share to 2006E and 2007E earnings, respectively, for Laserscope. The following table presents the results of this analysis:

Transaction Price/Earnings Ratio:	Laserscope

2006E	39.3x
2007E	31.0x
      Goldman Sachs also calculated the ratios of the Transaction price of $31.00 per Share to 2006E and 2007E earnings, respectively, to 5-year compounded annual growth rate of 2006E to 2010E earnings per Share. The following table presents the results of this analysis:

Transaction Price/Earnings to Long-Term Growth Ratio:	Laserscope

2006E	1.7x
2007E	1.4x
      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Laserscope to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the medical device industry:

•	American Medical Systems Holdings, Inc.

•	Arrow International Inc.

•	ArthroCare Corp.

•	Aspect Medical Systems Inc.

•	Candela Corp.

•	CR Bard Inc.

•	Cutera Inc.

•	CYTYC Corp.

•	Integra LifeSciences Holdings Corp.

•	Kyphon Inc.

•	Mentor Corp.

•	Palomar Medical Technologies Inc.

•	Syneron Medical Ltd

•	Urologix Inc.

•	Varian Medical Systems Inc.
      Although none of the selected companies is directly comparable to Laserscope, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Laserscope.
      Goldman Sachs also calculated and compared various financial multiples and ratios for the selected companies and Laserscope, based on financial data as of June 2, 2006, estimates for the selected companies and Laserscope from Institutional Brokers Estimate Services, or IBES, and Laserscope management’s forecasts for Laserscope. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the estimated market value of debt less cash, as a multiple of 2006E revenue and 2007E revenue;

•	enterprise value as a multiple of 2007E EBITDA; and

•	enterprise value as a multiple of 2007E EBIT.
      The results of these analyses are summarized as follows:

Selected Companies
Laserscope
Enterprise Value as a multiple of:	Range	Median	Laserscope*	Management**

2006E Revenue	9.6x - 1.4x	3.8x	3.1x	2.9x
2007E Revenue	8.1x - 1.5x	3.3x	2.5x	2.4x
2007E EBITDA	32.6x - 6.1x	12.0x	12.1x	11.5x
2007E EBIT	33.0x - 6.1x	13.4x	12.7x	12.1x

*	Based on IBES estimates as of June 2, 2006.

**	Based on Laserscope management’s forecasts for Laserscope.
      Goldman Sachs also calculated the ratios of market price to 2006E and 2007E earnings, respectively, for the selected companies and Laserscope, based on financial data as of June 2, 2006, IBES estimates for the selected companies and Laserscope, and Laserscope management’s forecasts for Laserscope. The following table presents the results of this analysis:

Selected Companies
Laserscope
Price/Earnings Ratio:	Range	Median	Laserscope*	Management**

2006E	41.9x - 9.8x	27.2x	27.8x	27.2x
2007E	32.2x - 8.2x	20.9x	20.8x	21.4x

  * Based on IBES estimates as of June 2, 2006.
** Based on Laserscope management’s forecasts for Laserscope.
      Goldman Sachs also calculated the ratios of market price to 2006E and 2007E earnings, respectively, to 5-year compounded annual growth rate of earnings per share for the selected companies and Laserscope based on IBES estimates as of June 2, 2006, and 5-year compounded annual growth rate of 2006E to

2010E earnings per Share based on Laserscope management’s forecasts for Laserscope. The following table presents the results of this analysis:

Selected Companies
Laserscope
Price/Earnings to Long-Term Growth Ratio:	Range	Median	Laserscope*	Management**

2006E	2.0x - 0.5x	1.2x	1.2x	1.2x
2007E	1.6x - 0.4x	1.0x	0.9x	0.9x

*	Based on IBES estimates as of June 2, 2006.

**	Based on Laserscope management’s forecasts for Laserscope.
      Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Laserscope using Laserscope’s management forecasts. Goldman Sachs calculated indications of net present value of estimated free cash flows for Laserscope for the years 2006 through 2011 using discount rates ranging from 12.0% to 14.0%. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2011 based on multiples ranging from 9.0x 2011E EBITDA to 13.0x 2011E EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12.0% to 14.0%. In addition, Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2011 based on perpetuity growth rates ranging from 4.0% to 6.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12.0% to 14.0%. The following table presents the results of this analysis:

Illustrative
Per Share Value
Indications

Laserscope (EBITDA Exit Multiple Methodology)	$23.18 - $33.27
Laserscope (Perpetuity Growth Methodology)	$17.27 - $27.03
      Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected acquisition transactions in the medical device industry since 1998:

•	Danaher/ Sybron Dental Specialties Inc. (April 12, 2006)

•	Johnson & Johnson/ Animas (December 16, 2005)

•	Johnson & Johnson/ CLOSURE Medical (March 4, 2005)

•	Smiths Group/ Medex (December 6, 2004)

•	Arthrocare/ Opus Medical (September 7, 2004)

•	Encore Medical/ EMPI (August 9, 2004)

•	Cooper Companies/ Ocular (July 27, 2004)

•	American Medical Systems/ TherMatrix (June 15, 2004)

•	Cardinal Health/ Alaris Medical Systems (May 19, 2004)

•	Teleflex/Hudson Respiratory Care (May 17, 2004)

•	Rita Medical Systems/Horizon Medical Products (May 13, 2004)

•	Cytyc/Novacept (March 1, 2004)

•	Abbott Laboratories/TheraSense (January 13, 2004)

•	American Medical Systems/CryoGen (December 16, 2002)

•	Medtronic/Vidamed (December 6, 2001)

•	American Medical Systems/Influence (December 16, 1999)

•	Medtronic/Xomed (August 27, 1999)

•	Tyco/U.S. Surgical (May 25, 1998)
      For each of the selected transactions, Goldman Sachs calculated and compared levered aggregate consideration, which is the equity value of the transaction plus net debt, as a multiple of latest twelve months, or LTM, revenues, levered aggregate consideration as a multiple of LTM EBIT, and premium paid based on the closing stock price of the target four weeks prior to the announcement of each transaction. The following tables present the results of this analysis:

Selected Transactions

Levered Aggregate Consideration as a Multiple of:	Range	Median	Mean

LTM Revenues	30.2x-2.2x	3.7x	6.4x
LTM EBIT	53.9x-13.4x	23.8x	26.4x

	Selected Transactions

	Range	Median	Mean

% Premium Paid	48%-(7)%	30%	29%
      Illustrative Future Stock Price Analysis. Goldman Sachs analyzed the present value of Laserscope’s hypothetical standalone future stock prices based upon Laserscope management’s forecasts for the years 2008 through 2010. Goldman Sachs calculated a range of implied Share values based on this analysis using equity discount rates ranging from 13.0% to 15.0% and forward price/earnings multiples of 18.0x to 22.0x for the years 2008, 2009, and 2010. The following table presents the results of this analysis:

Range of Present Values of
Years	Future Stock Prices

2008E	$21.29-$26.48
2009E	$21.39-$27.07
2010E	$21.03-$27.10
      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Laserscope or the contemplated transaction.
      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board of Directors, that as of June 3, 2006 and based upon and subject to the factors and assumptions set forth therein, the $31.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Laserscope, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
      The Offer Price and the Merger consideration were determined through arms’-length negotiations between Laserscope and AMS and were approved by the Board of Directors. Goldman Sachs provided advice to Laserscope during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Laserscope or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.
      As described above, Goldman Sachs’ opinion to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Schedule II.
      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to Laserscope in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs also may provide investment banking services to Laserscope or AMS in the future. In connection with the above-described investment banking services, Goldman Sachs may receive compensation.
      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Laserscope, AMS and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Laserscope and AMS for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
      The Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement, dated January 27, 2006, Laserscope engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Laserscope. Pursuant to the terms of this engagement letter, Laserscope has agreed to pay Goldman Sachs a transaction fee of $6.5 million upon consummation of the Transaction. In addition, Laserscope has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Intent to Tender
      Pursuant to the Shareholder Agreements described in Item 3 above (which description is incorporated herein by reference and qualified in its entirety by reference to the Shareholder Agreements), the following officers and directors of Laserscope have agreed to tender their Shares in the Offer: Robert J. Pressley, Ph.D., Eric M. Reuter, James Baumgardt, Robert C. Pearson, Rodney Perkins, M.D., Elisha Finney, Derek Bertocci, Ken Arnold, Lloyd Diamond, Van Frazier, Robert Mann, Robert L. Mathews and Kester Nahen, Ph.D. To the best knowledge of Laserscope, each executive officer, director, affiliate or subsidiary of Laserscope who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Exchange Act.

Item 5.	Persons/ Assets, Retained, Employed, Compensated or Used.
      Pursuant to a letter agreement dated January 27, 2006, Laserscope engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Laserscope has agreed to pay Goldman Sachs a transaction fee of $6.5 million, all of which is payable upon consummation of the transaction. In addition, Laserscope has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman

Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
      As required by the Merger Agreement, Laserscope retained a tender and proxy solicitation firm, Georgeson Shareholder Communications Inc. (“Georgeson”), to solicit tenders in connection with the Offer and proxies for any special meeting Laserscope holds from Laserscope shareholders. Pursuant to a letter agreement dated June 8, 2006, Laserscope agreed to pay a fee of $20,000, plus reasonable expenses, to Georgeson for its services. Laserscope also agreed to indemnify Georgeson against claims brought by third parties arising in connection with its solicitation of tenders for the Offer and proxies for the special meeting.
      Except as described above, neither Laserscope, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.
      Other than as described in this Schedule 14D-9, no transactions in Shares have been effected during the past 60 days by Laserscope or, to the knowledge of Laserscope, by any executive officer, director, affiliate or subsidiary of Laserscope, other than in the ordinary course of business in connection with Laserscope’s employee benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or engaged in by Laserscope in response to the Offer that relates to: (i) a tender offer for or other acquisition of Laserscope’s securities by Laserscope, any subsidiary of Laserscope or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Laserscope or any subsidiary of Laserscope, (iii) a purchase, sale or transfer of a material amount of assets of Laserscope or any subsidiary of Laserscope, (iv) any material change in the present dividend rate or policy of Laserscope, or (v) any material change in the present indebtedness or capitalization of Laserscope.
      Other than as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.
California Law-The Merger
      Laserscope is incorporated under the laws of the State of California. The following provisions of the CGCL are therefore applicable to the Offer and the Merger.
      The 50-90 Rule. Under the CGCL, the Merger consideration paid to Laserscope’s shareholders in the Merger may not be cash if Purchaser owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares unless either (i) all the shareholders of Laserscope consent to the Merger or (ii) the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of Purchaser or AMS.
      No Vote Required to Approve the Merger Assuming Minimum Condition is Satisfied. The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the CGCL. If the Minimum Condition and the other conditions to the Offer are satisfied, and the Offer is consummated, Purchaser will own a number of Shares necessary to cause the Merger to occur without a vote of the shareholders of Laserscope, pursuant to Section 1110 of the CGCL. The Minimum Condition requires that there shall have been validly tendered and not properly withdrawn, together with the Shares owned, directly or indirectly, by Purchaser, at least ninety percent (90%) of the Shares, determined on a fully diluted basis, either before or after exercise of the Top-Up Option (as defined in the Merger Agreement).
      Vote Required to Approve the Merger Assuming the Minimum Condition is Not Satisfied. If the Minimum Condition is not satisfied but the Revised Minimum Condition is satisfied and the other conditions to consummation of the Merger are satisfied, the Board will be required to submit the Merger Agreement to Laserscope’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the CGCL. The execution and delivery of the Merger Agreement by Laserscope and the consummation by Laserscope of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Laserscope, subject to the approval and adoption of the Merger Agreement by the shareholders of Laserscope in accordance with the CGCL. In addition, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of Laserscope’s capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the provisions of Section 1110 of the CGCL described above (in which case no action by the shareholders of Laserscope will be required to consummate the Merger), the only remaining corporate action of Laserscope will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.
      The Merger Agreement provides that if the approval and adoption of the Merger Agreement by Laserscope’s shareholders are required by law, Laserscope will, within ten business days of a request to do so by AMS, prepare and file with the SEC a preliminary proxy statement, and will thereafter mail to its shareholders as promptly as practicable a proxy statement of Laserscope and all other proxy materials for a shareholders’ meeting. Laserscope has also agreed that it will duly call, give notice of, convene and hold a shareholders’ meeting for the purpose of voting upon the approval and adoption of the Merger Agreement and the transactions contemplated thereby. In the Merger Agreement, Laserscope has agreed that the Board of Directors will recommend to the shareholders the approval and adoption of the Merger Agreement and the Merger, will solicit proxies in favor of the Merger Agreement and the transactions contemplated thereby and will take all other actions reasonably necessary or advisable to secure the vote or consent of such holders required by the applicable law. The Merger Agreement provides that Purchaser will take all action necessary to consummate the Merger. If Purchaser acquires the Revised Minimum Condition (as defined in the Merger Agreement) number of Shares, it would have the ability to ensure approval of the Merger by the shareholders of Laserscope with the approval of a de minimis number of remaining outstanding Shares.
      Tender Offers By Interested Parties. Because Laserscope is incorporated under the laws of the State of California, it is subject to Section 1203 of the CGCL. Section 1203 provides that if a tender offer is made to some or all of a corporation’s shareholders by an “interested party,” (A) an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders and (B) in the event of a third party proposal (“Proposal”) to acquire the same corporation at least ten days prior to the date for the acceptance of the shares tendered to the “interested party”, the shareholders of the corporation shall be informed of such Proposal, forwarded copies of any written materials provided by the person making the Proposal and given a reasonable period of time (10 days from the date of notice of the Proposal) to withdraw any tender in favor of the “interested party” tender offer.
      For purposes of Section 1203, the term “interested party” includes, among other things, a person who is a party to the transaction and who (A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. None of Laserscope, AMS or Purchaser believes that the Offer constitutes a transaction that falls within the provisions of Section 1203.

Dissenters’ Appraisal Rights
      Holders of Shares do not have dissenters’ appraisal rights solely as a result of the Offer. If the Merger is consummated following the completion of the Offer, each holder of Shares who fully complies with and meets all the requirements of the provisions of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have the right to require Laserscope to purchase the holder’s Shares for cash at “fair market value.” A Qualifying Shareholder will be entitled to exercise these dissenters’ appraisal rights under the CGCL only if (i) the holders of five percent or more of the outstanding Shares properly file demands for payment of the fair market value or (ii) if the Shares held by such holder are subject to any restriction on transfer imposed by Laserscope or by any law or regulation (“Restricted Shares”). Accordingly, if any holder of Restricted Shares or the holders of five percent or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require Laserscope to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than five percent of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares shall be entitled to require Laserscope to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the effective time of the Merger, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations or listed on the National Market System of the Nasdaq Stock Market, holders of Shares may exercise dissenters’ appraisal rights as to any or all of their Shares entitled to such rights. If the Merger is not consummated, no Qualifying Shareholder will be entitled to have Laserscope purchase such holder’s Shares under Chapter 13 of the CGCL.
      Under the CGCL, the “fair market value” of the Shares may be one agreed to by Laserscope and the Qualifying Shareholders or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price. Moreover, a damages remedy or injunctive relief may be available if the Merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.
      If a shareholder and Laserscope do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and Laserscope fail to agree on the fair market value of Shares and neither Laserscope nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after Laserscope mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ appraisal rights, that shareholder may not withdraw the demand without Laserscope’s consent.
      The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ appraisal rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, which is set forth in Schedule III to the Offer to Purchase and incorporated herein by reference.
Regulatory Approvals
      Neither Laserscope nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of Laserscope and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth below, of any approval or other action by any governmental entity that would be required prior to the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise.
      Should any such approval or other action be required, Laserscope presently contemplates that such approval or other action will be sought. While, except as otherwise described in the Offer, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Laserscope’s business or that certain parts of Laserscope’s business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Antitrust Compliance
      Antitrust in the United States. The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.
      AMS and Laserscope each expect to file under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC on June 15, 2006 in connection with the purchase of the Shares pursuant to the Offer and the Merger. The filings will be subject to a 15-day initial waiting period, for which early termination is expected to be requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, this waiting period will expire at 11:59 p.m., New York City time, on June 30, 2006, unless early termination of the waiting period is granted. The DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from AMS or Laserscope. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by AMS and Laserscope with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of AMS. In practice, complying with a request for addition information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.
      The DOJ, the FTC or any state attorney general or other similar regulatory authority could take action under antitrust laws with respect to the Offer or the Merger, including seeking to enjoin the completion of the Offer or the Merger or seeking the divestiture by AMS of all or part of the Shares or assets, or of other business conducted by AMS, Purchaser, or their affiliates, or seeking to subject Laserscope, AMS or their respective affiliates to operating conditions, before or after the Offer or the Merger is completed. There can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser, or the Merger, on antitrust grounds will not be made or, if such a challenge is made, of the result.
      Foreign Antitrust. AMS and Laserscope conduct operations in a large number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. AMS and Purchaser currently intend to make filings or seek approvals in certain other jurisdictions if necessary; however, AMS and Purchaser do not expect such filings or approvals to materially delay the completion of the Offer or the consummation of the Merger. However, it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings as a condition to its approval.
Rule 13e-3
      The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire any remaining Shares.

Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, if Purchaser is deemed to have acquired control of Laserscope pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby shareholders of Laserscope receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Laserscope and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to minority shareholders in the Merger or such alternative transaction be filed with the SEC and disclosed to shareholders prior to consummation of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in Laserscope being able to terminate its Exchange Act registration. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.
      Effect of the Offer on the Market for the Shares, Nasdaq National Market Listing and Exchange Act Registration. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Following the purchase of Shares pursuant to the Offer, more than 90% of the fully diluted Shares will be owned by Purchaser or 49.9% of the fully diluted Shares will be owned by Purchaser.
      Depending on the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq National Market for continued listing. To maintain such designation, a security must substantially meet one of two maintenance standards. The first maintenance standard requires that (1) there be at least 750,000 publicly held shares, (2) the publicly held shares have a market value of at least $5 million, (3) the issuer have net tangible assets of at least $4 million on stockholder’s equity of $10 million, (4) there be at least 400 shareholders of round lots, (5) the minimum bid price per share must be at least $1.00 and (6) there be at least two registered and active market makers. The second maintenance standard requires that (1) the issuer have either (A) a market capitalization of at least $50 million or (B) total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years, (2) there be at least 1,100,000 shares publicly held, (3) the publicly held shares have a market value of at least $15 million, (4) the minimum bid price per share be at least $3.00, (5) there be at least 400 shareholders of round lots and (6) there be at least four registered and active market makers.
      If these standards for continued listing for the Nasdaq National Market are not met, the Shares might nevertheless continue to be included in the Nasdaq SmallCap Market. Inclusion in the Nasdaq SmallCap Market, however, would require that (i) there be at least 300 round lot holders, (ii) there be at least 500,000 publicly held Shares, (iii) the publicly held Shares have a market value of at least $1 million, (iv) there be at least two registered and active market makers, of which one may be entering stabilizing bids and (v) the issuer have either (A) net tangible assets of at least $2 million on stockholder’s equity of $2.5 million, (B) market capitalization of at least $35 million or (C) net income of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for the purpose of determining whether either of the Nasdaq National Market listing criteria are met.
      If the purchase of Shares pursuant to the Offer causes the Shares to no longer meet the requirements for continued inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market as a result of a reduction in the number or market value of publicly held Shares or the number of round lot holders or otherwise, as the case may be, the market for Shares could be adversely affected. It is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Laserscope cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.
      The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Laserscope to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Laserscope to holders of the Shares and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Laserscope and persons holding “restricted securities” of Laserscope may be deprived of the ability to dispose of the securities pursuant to Rule 144 under the Securities Act.
      The Shares are currently “margin securities” under the rules of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying, or trading in securities. Depending upon factors similar to those described above with respect to listing and market quotations, it is possible that, following the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and therefore could no longer be used as collateral for purpose credits made by brokers. In any event, the Shares will cease to be “margin securities” if registration of the Shares under the Exchange Act is terminated.
      According to the Offer to Purchase, Purchaser currently intends to seek delisting of the Shares from the Nasdaq National Market and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such delisting and termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.
Section 14(f) Information Statement
      The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished in connection with the possible designation by AMS, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to Laserscope’s Board of Directors, other than at a meeting of Laserscope’s shareholders, and such information is incorporated herein by reference.
Litigation
      On June 7, 2006, two shareholders of Laserscope filed purported class action lawsuits in the Superior Court of the State of California County of Santa Clara (collectively the “Shareholder Actions”) against Laserscope and five of its six directors. The Shareholder Actions purport to be brought on behalf of holders of Shares and allege that the defendant directors breached their fiduciary duties in connection with the Offer and the Merger. The Shareholder Actions seek equitable relief, including a permanent injunction enjoining the Offer and the Merger.
      Copies of the complaints in the Shareholder Actions are attached hereto as Exhibits (e)(8) and (e)(9) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (e)(8) and (e)(9).

Item 9.	Exhibits.
      The following exhibits are filed with this Schedule 14D-9

EXHIBIT
NO.	DESCRIPTION

(a)(1)	Section 11 and Section 15 of the Offer to Purchase, dated June 14, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by American Medical Systems Holdings, Inc. and Kermit Merger Corp. with the Securities and Exchange Commission (the “SEC”) on June 14, 2006).
(a)(2)	Letter to Shareholders of Laserscope dated June 14, 2006*.
(a)(3)	Joint Press Release issued by American Medical Systems Holdings, Inc. and Laserscope dated June 5, 2006 (incorporated herein by reference to Exhibit 99.2 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).
(e)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006)(Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K and copies thereof will be furnished to the SEC supplementally upon request).
(e)(2)(i)	Form of Management Continuity Agreement between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on December 28, 2005).
(e)(2)(ii)	Form of First Amendment to Management Continuity Agreement between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).
(e)(3)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain of the officers of Laserscope (incorporated herein by reference to Exhibit 99.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).
(e)(4)	Confidentiality Agreement dated February 16, 2006 between Laserscope and American Medical Systems Holdings, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(5)	Form of Indemnification Agreement.
(e)(6)	Information Statement of Laserscope pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder dated June 14, 2006 (included as Schedule I hereto).*
(e)(7)	Opinion of Goldman, Sachs & Co. dated June 3, 2006 (included as Schedule II hereto).*
(e)(8)	Complaint of Mark Greenwald against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.
(e)(9)	Complaint of Benjamin Del Vecchio against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.
(e)(10)(i)	Form of Retention Agreement (for eligible finance and accounting employees).
(e)(10)(ii)	Form of Retention Agreement (for other eligible employees).
(g)(1)	Not Applicable.

*	Included with the Schedule 14D-9 mailed to the shareholders of Laserscope.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2006

By:	/s/ Eric M. Reuter

Name: Eric M. Reuter

Title:	President and Chief Executive Officer

Schedule I
Laserscope
3070 Orchard Drive
San Jose, CA 95134-2011
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 thereunder
      This Information Statement is being mailed on or about June 14, 2006 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, no par value (the “Shares”), of Laserscope, a California corporation (“Laserscope”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), to the board of directors of Laserscope (the “Laserscope Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 3, 2006 (the “Merger Agreement”), by and among AMS, Kermit Merger Corp., a California corporation and an indirect subsidiary of AMS (“Purchaser”), and Laserscope.
      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Schedule I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
      Pursuant to the Merger Agreement, on June 14, 2006, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $31.00 per Share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 14, 2006 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of Laserscope and are filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and AMS with the Securities and Exchange Commission (the “SEC”) on June 14, 2006. The Offer is scheduled to expire at 12:00 Midnight, Central Time, on July 12, 2006, but may be extended as provided in the Merger Agreement.
      Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into Laserscope (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Schedule I, which was filed by Laserscope with the SEC on June 14, 2006 and which is being mailed to shareholders of Laserscope along with this Information Statement.
      The information contained in this Information Statement concerning AMS, Purchaser and the AMS Designees (as defined below) has been furnished to Laserscope by either AMS or Purchaser, and Laserscope assumes no responsibility for the accuracy or completeness of such information.
General
      The Shares comprise the only class of voting securities of Laserscope outstanding that is entitled to vote at a meeting of the shareholders of Laserscope. Each Share entitles its record holder to one vote on all matters submitted to a vote of Laserscope’s shareholders, except in the election of directors in which cumulative voting is allowed. As of June 5, 2006, there were 22,407,411 Shares issued and outstanding.

AMS’ Right to Designate Directors to the Laserscope Board
      The Merger Agreement provides that, effective upon consummation of the Offer, AMS will be entitled to elect or designate such number of directors (the “AMS Designees”), rounded up to the next whole number, on the Laserscope Board that equals the product of (i) the total number of directors on the Laserscope Board (giving effect to any additional directors elected by AMS pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by AMS (including Shares accepted for payment in connection with the Offer) bears to the total number of Shares then outstanding. Laserscope will take all action necessary to cause the AMS Designees to be elected or appointed to the Laserscope Board, including, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger, the Laserscope Board shall always have at least two members who were directors of Laserscope prior to the consummation of the Offer (the “Continuing Directors”). Laserscope will use its commercially reasonable efforts to cause individuals designated by AMS to constitute the same percentage as such individuals represent on the Laserscope Board of (i) each committee of the Laserscope Board, (ii) each board of directors of each Laserscope subsidiary and (iii) each committee of each such board. Laserscope’s obligations to appoint AMS Designees to the Laserscope Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. AMS has agreed in the Merger Agreement that it will not exercise its right to designate members of the Laserscope Board pursuant to the Merger Agreement in any manner that would result in Laserscope being non-compliant with the corporate governance requirements of the Nasdaq National Market (“Nasdaq”) applicable to listed companies.
      Notwithstanding the foregoing, the Merger Agreement provides that in the event the AMS Designees are elected to the Laserscope Board prior to the effective time of the Merger, the unanimous affirmative vote of the Continuing Directors shall be required in order to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, (ii) extend the time for performance of any of the obligations of AMS or Purchaser under the Merger Agreement, (iii) waive any of Laserscope’s rights, benefits or remedies under the Merger Agreement, or (iv) approve any other action by Laserscope which is reasonably likely to adversely affect the interests of the shareholders of Laserscope (other than AMS, Purchaser and their affiliates (other than Laserscope and its subsidiaries)), with respect to the transactions contemplated by the Merger Agreement.
      AMS has informed Laserscope that it will choose the AMS Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to Laserscope by AMS, sets forth, with respect to each individual who may be designated by AMS as an AMS Designee, the name, age of the individual as of April 6, 2006, present principal occupation and employment history during the past five years. AMS has informed Laserscope that each such individual is a U.S. citizen and has consented to act as a director of Laserscope, if so appointed or elected. If necessary, AMS may choose additional or other AMS Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is American Medical Systems Holdings, Inc., 10700 Bren Road West, Minnetonka, MN 55343.

Name	Age	Present Principal and Five-Year Employment History

Thomas E. Timbie	48	AMS Director; Audit Committee Chair; Nominating/ Corporate Governance Committee Chair of AMS Board of Directors. President of Timbie & Company, LLC, a financial and management consulting firm he founded in 2000. From January 2005 to June 2005, he was also the interim Vice President and Chief Financial Officer for ev3 Inc., an endovascular company. Formerly, he was the Interim Vice President and Chief Financial Officer of e-dr. Network, Inc., a business-to-business exchange in the optical market from January 2000 to October 2000. From April 1996 to December 1999, Mr. Timbie was the Vice President and Chief Financial Officer of Xomed Surgical Products, Inc., which was acquired by Medtronic, Inc. in November 1999. Mr. Timbie has over 20 years of financial and accounting experience in a variety of industries with particular emphasis on medical devices. Mr. Timbie is currently a director of two other public companies: Wright Medical Group, Inc., a global orthopedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products, and ev3 Inc., a publicly held company and a leading global medical device company focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of vascular diseases and disorders. Mr. Timbie is also the audit committee chairman for Wright Medical Group, Inc.

Elizabeth H. Weatherman	46	AMS Director; Compensation Committee Member of AMS Board of Directors. She is a Managing Director of Warburg Pincus LLC, where she has been a member of the health care group since 1988. She is responsible for Warburg Pincus’s medical device investment activities. Ms. Weatherman currently serves on the board of directors of two other publicly held companies: Kyphon Inc., a developer and manufacturer of instruments and implants for minimally invasive spinal surgery, and ev3 Inc. Ms. Weatherman also serves on the compensation committee of each of the foregoing boards.

Name	Age	Present Principal and Five-Year Employment History

Martin J. Emerson	42	AMS Director; President and Chief Executive Officer of AMS. Mr. Emerson has been a director since January 4, 2005, and also serves on Purchaser’s Board and is Purchaser’s President and Chief Executive Officer. Mr. Emerson also served as AMS’s President and Chief Operating Officer from March 2004 until January 4, 2005. From January 2003 to March 2004, he served as Executive Vice President, Global Sales and Marketing, and Chief Operating Officer. From 2000 through 2002, he served as Vice President and General Manager of International. Mr. Emerson has over 20 years experience in the medical device field in finance and general management capacities. From 1998 to 2000, he served as General Manager and Finance Director for Boston Scientific Corporation (a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties) in Singapore. Also in Singapore, he was Vice President and Regional Financial Officer with MasterCard International, a leading global payment solutions company that provides a variety of services in support of the credit, debit and related payment programs of nearly 25,000 financial institutions, from 1997 to 1998. Mr. Emerson’s earlier experience was with Baxter International from 1985 to 1997, most recently as Vice President Finance, Hospital Business, Brussels, from 1995 to 1997.

Albert Jay Graf	58	AMS Director, Audit Committee Member and Compensation Committee Chair of AMS Board of Directors. He has served as one of AMS’ directors since September 2001. From 2000 through May 2004, Mr. Graf was Group Chairman, Office of the President of Guidant Corporation, a provider of therapies for cardiovascular and vascular disease, responsible for Guidant’s four operating groups. From 1994 until 2000, Mr. Graf served as President of Guidant’s Cardiac Rhythm Management operating group. In October 2005, Mr. Graf joined New Enterprise Associates, a venture capital firm, as a venture partner. Mr. Graf currently serves on the board of CVRx, a privately held company, and Intermagnetics General Corporation, a developer, manufacturer and marketer of high-field MRI magnets, radio frequency coils used with MRI systems, patient monitors and other diagnostic subsystems and components, and Northstar Neuroscience, a developer and manufacturer of therapeutic devices for the treatment of stroke-related motor disorders, both public companies.

Name	Age	Present Principal and Five-Year Employment History

Richard B. Emmitt	61	AMS Director; Audit Committee Member of AMS Board of Directors. He has been a Managing Director of The Vertical Group, Inc., an investment management and venture capital firm focused on the medical device industry, since 1989. From 1998 through March 9, 2006, Mr. Emmitt served on the board of directors of Wright Medical Group, Inc. Mr. Emmitt currently serves on the board of directors of ev3 Inc., as well as Axya Medical, Inc., BioSET, Inc., Incumed Inc., OsteoBiologics, Inc., SPMR, Inc., Spondylogix, Inc., and Tepha, Inc., all privately held companies.

Christopher H. Porter, Ph.D	62	AMS Director; Nominating/ Corporate Governance Committee Member of AMS Board of Directors. He is the Principal of Medical Genesis, a consulting company he founded in 1992. His 30-year career in the medical device industry includes research and development and management experience with 3M, Johnson & Johnson and Pfizer, Inc., as well as several early stage companies. Dr. Porter also served as AMS’s Vice President, Research and Development from 1981 to 1987. He has introduced over 30 medical products during his career and holds 34 U.S. patents. Dr. Porter currently serves as Trustee of SBRI, a non-profit biotech company that is engaged in the business of developing cures for infectious disease.
      None of the AMS Designees is currently a director of, or holds any position with, Laserscope. AMS has advised Laserscope that, to the knowledge of AMS, none of the AMS Designees has a familial relationship with any director or executive officer of Laserscope or beneficially owns any securities (or any rights to acquire any such securities) of Laserscope. Laserscope has been advised by AMS that, to their knowledge, none of the AMS Designees has been involved in any transactions with Laserscope or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between AMS, Purchaser and Laserscope that have been described in the Schedule TO.
Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth the beneficial ownership of Shares as of June 5, 2006 as to (i) each person who is known by Laserscope to own beneficially more than five percent of Shares, (ii) each of Laserscope’s directors, (iii) each of the executive officers of Laserscope, and (iv) all directors and executive officers as a group.
      The number and percentage of Shares beneficially owned are based on 22,407,411 Shares outstanding as of June 5, 2006. Beneficial ownership is determined under the rules and regulations of the SEC. Shares subject to options, warrants and conversion privileges that are currently exercisable or exercisable within 60 days of June 5, 2006, are deemed to be outstanding and beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the number of Shares beneficially owned and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, these persons have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

	Shares Beneficially Owned(1)

	Number(2)	Percent of Total

St. Denis Villere & Co. LLC	1,744,800	7.8%
210 Baronne Street, Suite 808
New Orleans, LA 70112(3)
Ken Arnold	67,414	*
James R. Baumgardt	48,787	*
Derek Bertocci	50,590	*
Lloyd Diamond	25,000	*
Elisha Finney	24,187	*
Van Frazier	34,190	*
Peter Hadrovic	26,875	*
Dennis LaLumandiere	108,287	*
Robert Mann	75,952	*
Robert L. Mathews	27,708	*
Kester Nahen, Ph.D.	56,776	*
Robert C. Pearson(4)	1,698,687	7.6%
Rodney Perkins, M.D.	7,187	*
Robert J. Pressley, Ph.D.	72,203	*
Eric M. Reuter	269,854	1.2%
All directors and executive officers as a group (15 persons)	2,593,697	11.2%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each individual named above is: c/o Laserscope, 3070 Orchard Drive, San Jose, California 95134-2011.

(2)	Includes with respect to each named person and with respect to all directors and executive officers as a group the following shares subject to options exercisable within 60 days of June 5, 2006: Mr. Arnold — 58,954; Mr. Baumgardt — 47,187; Mr. Bertocci — 50,000; Mr. Diamond — 25,000; Ms. Finney — 22,187; Mr. Frazier — 30,427; Mr. Hadrovic — 26,875; Mr. LaLumandiere — 57,604; Mr. Mann — 74,894; Mr. Mathews — 26,145; Dr. Nahen — 54,061; Mr. Pearson — 67,187; Dr. Perkins — 7,187; Dr. Pressley — 51,187; Mr. Reuter — 85,002.

(3)	Beneficial ownership figures for St. Denis Villere & Co., LLC is based on information provided by Nasdaq Corporate Services with respect to a Schedule 13F filing made March 31, 2006 and based on its holdings as of that date.

(4)	Includes 431,500 shares held by BFS US Special Opportunities trust PLC; 600,000 shares held by Renaissance Capital Growth and Income Fund III, Inc.; and 600,000 shares held by Renaissance US Growth Investment Trust PLC. Mr. Pearson is an executive officer of Renaissance Capital Group, Inc., which is the Investment Adviser to BFS US Special Opportunities Trust PLC, Renaissance Capital Growth and Income Fund III, Inc. and Renaissance US Growth Investment Trust PLC and may therefore be deemed the beneficial owner of such securities. Mr. Pearson disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest.
Laserscope Board
      The names, ages as of June 14, 2006 and certain information about directors of Laserscope are set forth below. At the last Annual Meeting of Shareholders, held in 2004, each person listed below was elected as a director to continue in that position until the next Annual Meeting of Shareholders or until his or her successor has been elected and qualified.

			Director
Name of Director	Age	Principal Occupation	Since

Robert J. Pressley, Ph.D.	74	Technology consultant	1984
James R. Baumgardt	58	President, Guidant Foundation	2001
Elisha Finney	45	Chief Financial Officer, Varian Corporation	2005
Robert C. Pearson	70	Senior Vice President, Renaissance Capital Group, Inc.	2002
Rodney Perkins, MD	70	Founder and Chairman, Sound ID	1984
Eric M. Reuter	45	President and Chief Executive Officer of Laserscope	1999
      Except as set forth below, each of the directors has been engaged in the principal occupation set forth next to his or her name above during the past five years. There is no family relationship between any director or executive officer of Laserscope and there is no arrangement or understanding between any board member and any other person or persons pursuant to which such board member was selected or nominated.
      Robert J. Pressley, Ph.D. is a co-founder of Laserscope and has been a Director since its founding. Dr. Pressley was appointed Chairman of the Board of Directors in June 1998. Dr. Pressley co-founded Candescent Technologies Corporation (formerly named Silicon Video Corporation), a developer of electronic products, and served as its President and Chief Executive Officer from January 1991 to January 1994. Dr. Pressley also founded XMR, Inc., a manufacturer of eximer lasers and laser systems, and served as its Chief Executive Officer from March 1979 until March 1990. Dr. Pressley has been a self-employed technology consultant since January 1995.
      James R. Baumgardt has been a Director of Laserscope since February 2001. Mr. Baumgardt has been the Chairman of the Board of Directors of Suros Corporation, a developer of minimally invasive medical devices, since July 2001. Mr. Baumgardt has been the President of the Guidant Foundation, a philanthropic arm of Guidant Corporation since March 2000. From October 1996 to February 2000 he was President of Guidant Sales Corporation, a subsidiary of Guidant Corporation, a leading medical device manufacturer that specializes in minimally invasive and cost-effective products and services for the treatment of cardiovascular and vascular disease. From December 1994 to October 1996, Mr. Baumgardt was Vice President of Corporate Resources for Guidant Corporation. Mr. Baumgardt serves on the Board of Trustees of Rose Hulman Institute, an institute of higher education.
      Elisha Finney has been a Director of Laserscope since August 2005. Ms. Finney has been Senior Vice President of Finance and Information Systems and Chief Financial Officer of Varian Medical Systems, a medical device company, since January 2005. From April 1999 to January 2005, Ms. Finney was Vice President of Finance and Chief Financial Officer of Varian Medical Systems.
      Robert C. Pearson has been a Director of Laserscope since 2002. Mr. Pearson has been the Senior Vice President — Investments for Renaissance Capital Group, Inc., an investment fund management firm, since April 1997. From May 1994 to May 1997, Mr. Pearson was an independent financial and management consultant primarily engaged by Renaissance. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm. Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments, Inc. where he served in several positions including Vice President — Controller and later as Vice President — Finance. Mr. Pearson currently is a director of CaminoSoft, Inc., Advanced Power Technology, Inc, eOriginal, Inc., Simtek Corp. and Information Intellect. Mr. Pearson has announced his intention to resign from the Board of Directors.
      Rodney Perkins, M.D. is a co-founder of Laserscope and has been a Director since its founding. Dr. Perkins also served as Chairman of the Board of Directors from its founding until June 1995 and

Chief Executive Officer from February to May 1987, and from October 1991 to July 1992. He also served as the President of Laserscope from October 1991 to December 1991. Dr. Perkins is an internationally known otologic surgeon who has participated actively in the development of multiple successful medical device companies. He is the founder of the California Ear Institute and a Professor of Surgery at Stanford. In addition to Laserscope, Dr. Perkins is a founder of Collagen Corporation (a biomaterials company), Cohesion Corporation, (a developer of bio-adhesives that was later sold to Collagen Corporation), Novacept, (a women’s health care company sold to Cytyc Corporation in 2004) and Resound Corporation (a developer of digital hearing devices). Dr. Perkins is currently active as the founder, Chairman and former CEO of Sound ID; founder and Chairman of Pulmonx (an interventional pulmonology company) and as Chairman of Surgx (a nanotech electrosurgery company).
      Eric M. Reuter has been President, Chief Executive Officer and a Director of Laserscope since June 1999. Mr. Reuter joined Laserscope as Vice President, Research and Development in September 1996. Before joining Laserscope, from February 1994 to August 1996, Mr. Reuter was employed at the Stanford Linear Accelerator Center at Stanford University (SLAC) as the Project Engineer for the B-Factory High Energy Ring, an electron storage ring used for high energy physics research. From February 1991 to January 1994, he served as a Senior Staff Engineer and Program Manager in digital imaging at Siemens Medical Systems — Oncology Care Systems, a medical device company.
Board Independence
      Upon consideration of the criteria and requirements regarding director independence set forth in NASD Rules 4200 and 4350, the Laserscope Board has determined that each of Robert J Pressley, Ph.D., James R. Baumgardt, Elisha Finney, Robert C. Pearson and Rodney Perkins, M.D. met the standards of independence established by the NASD.
Laserscope Board Meetings and Committees
      The Laserscope Board held eight meetings during the year ended December 31, 2005. During 2005, no incumbent director attended fewer than 75% of the aggregate number of meetings of the Laserscope Board and meetings of the committees of the Laserscope Board that he was eligible to attend.
      The Laserscope Board has an Audit Committee, a Compensation Committee and a Corporate Governance/Nominating Committee. Prior to the establishment of the Corporate Governance/Nominating Committee in December 2005, Laserscope did not have a standing nominating committee or a committee performing similar functions. Prior to such date, director nominees had historically been selected by at least a majority of the independent members of the Laserscope Board in accordance with Nasdaq rules.
      The Audit Committee of the Laserscope Board currently consists of Mr. Baumgardt, Ms. Finney, Mr. Pearson and Dr. Pressley. The Laserscope Board has determined that all of the members of the Audit Committee are “independent” as defined under the Nasdaq rules. The Laserscope Board has also determined that each of Ms. Finney and Mr. Pearson is an “audit committee financial expert” (as defined by the SEC rules and regulations). The Audit Committee held six meetings during 2005. The Audit Committee has responsibility for, among other things, appointing and determining the compensation of Laserscope’s independent registered public accounting firm, approving in advance any engagements with Laserscope’s independent registered public accounting firm with respect to permitted audit and non-audit services, reviewing and approving Laserscope’s critical accounting policies, and overseeing and evaluating Laserscope’s system of internal controls over financial reporting and disclosure controls, including the controls and processes by which Laserscope prepares its periodic reports. The Audit Committee operates under a written charter adopted by the Laserscope Board.
      The Compensation Committee of the Board of Directors currently consists of Mr. Baumgardt and Dr. Pressley, each of whom is an independent director. The Compensation Committee makes recommendations to the Laserscope Board regarding Laserscope’s executive compensation policy, and approves and makes recommendations to the Laserscope Board concerning the grant of stock options, except that the Compensation Committee has exclusive and final authority with respect to the grant of stock options to executive officers of Laserscope. The Compensation Committee held five meetings during 2005.
      The Laserscope Board established a Corporate Governance/Nominating Committee in December 2005. No meeting was held by the Corporate Governance/Nominating Committee in 2005 since it was formed in December 2005. The Committee has three members: Mr. Baumgardt, Dr. Pressley and Ms. Finney, who serves as its Chairman. The Laserscope Board has determined that all of the members of the Corporate Governance/Nominating Committee are “independent” as defined under the Nasdaq rules. The purpose of the Corporate Governance/Nominating Committee is to identify individuals qualified to serve as members of the Laserscope Board, recommend nominees for election as directors of Laserscope, evaluate the Laserscope Board’s performance, develop and recommend to the Laserscope Board corporate governance guidelines and provide oversight with respect to corporate governance and ethical conduct. The Corporate Governance/Nominating Committee operates under a written charter adopted by the Laserscope Board, which is available on Laserscope’s website at www.laserscope.com. The director nomination process as provided in the charter is available on Laserscope’s website.
      Candidates may come to the attention of the directors responsible for nomination through current Laserscope Board members, professional search firms, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Corporate Governance/Nominating Committee, and may be considered at any point during the year. The Laserscope Board has not adopted a formal policy with respect to shareholder nominees. Any shareholder nominations proposed for consideration by the Corporate Governance/Nominating Committee should include the nominee’s name, contact information and qualifications for Laserscope Board membership and should be addressed to: Laserscope, Attention: Chief Financial Officer, 3070 Orchard Drive, San Jose, California 95134-2011. In addition, shareholder nominations must be submitted in accordance with the procedures described in Laserscope’s proxy statement for each annual shareholder meeting.
Attendance at Annual Meetings
      Members of the Laserscope Board are encouraged, but not required, to attend Laserscope’s annual meeting of shareholders.
Shareholder Communication with the Board
      Shareholders and other parties interested in communicating directly with the Chairman of the Board or with the independent, non-employee directors as a group may do so by writing to Laserscope, Board of Directors, 3070 Orchard Drive, San Jose, California 95134.
Compensation of Directors
      During 2005, each non-management Laserscope Board member other than the Chairman of the Board, earned an annual retainer of $20,000 and $500 for attendance at each meeting. The Chairman of the Board earned an annual retainer of $27,500 and $2,000 for attendance at each meeting. In addition, the Chairman of the Compensation Committee and the Chairman of the Audit Committee each earned a supplemental annual retainer of $5,000. All Laserscope Board compensation was paid quarterly. Directors who are employees of Laserscope do not receive any additional compensation for their services as a director of Laserscope.
      Non-employee members of the Laserscope Board appointed prior to 1999 received options to purchase Shares pursuant to its 1995 Directors’ Stock Option Plan (the “1995 Directors’ Plan”) and pursuant to the 1999 Directors’ Option Plan (the “1999 Directors’ Plan”). Non-employee members of the Laserscope Board appointed in 1999 or later received options to purchase Shares pursuant to its 1999 Directors’ Plan.
      The 1995 Directors’ Plan, which was approved by the Laserscope Board in November 1995 and by Laserscope’s shareholders in August 1996, provided for the grant of non-statutory stock options to non-employee directors of Laserscope at an exercise price not less than the fair market value of Shares on the date of grant. The 1995 Directors’ Option Plan was replaced by the 1999 Directors’ Plan when it was approved by Laserscope’s shareholders in June 1999. Under the 1995 Directors’ Plan (until its termination with respect to future grants in June 1999) persons who were non-employee directors as of November 30, 1995, as well as persons who joined the Laserscope Board since that date through election by the shareholders of Laserscope or appointment by the Laserscope Board to fill a vacancy, have been granted an option to purchase 45,000 Shares. Options issued pursuant to this plan vest and become exercisable over three years with respect to each optionee who remains a director and expire five years after the date of grant. Directors who are designated or nominated by shareholders who hold 10% or more of the outstanding Shares were not eligible to receive options under the 1995 Directors’ Plan.
      The 1999 Directors’ Option Plan, which was approved by the Laserscope Board in February 1999 and by Laserscope’s shareholders in June 1999, provides for the grant of non-statutory stock options to non-employee directors of Laserscope at an exercise price equal to the fair market value of Shares on the date of grant. Under the 1999 Directors’ Option Plan, persons who were non-employee directors as of June 11, 1999 as well as persons who join the Laserscope Board after that date through election by the shareholders of Laserscope or appointment by the Laserscope Board to fill a vacancy, were, until the March 2006 amendment described below, granted an option to purchase 60,000 Shares. Subject to the optionee continuing to serve as a director, the granted options vest and become exercisable in three pro-rata annual increments following the date of grant and all options expire no later than ten years after the date of grant. Those persons who were serving as directors as of June 11, 1999 were granted an option on the option plan’s effective date and such options vested in 20,000 share installments on January 1 of each of the years 2000, 2001 and 2002. Those persons who commenced serving as a director after June 11, 1999 until March 4, 2005, were granted an option on their first date of serving as a director and such option vests in 20,000 share installments on January 1 of each of the years following the date of grant, provided however that, if as of the first January 1 following the date of grant of the option, the director has not served on the Laserscope Board for at least six months, the option will not first become exercisable until the next following January 1. Directors who are designated or nominated by shareholders who hold 10% or more of the outstanding Shares are not eligible to receive options under the 1999 Directors’ Option Plan.
      On March 4, 2005, the Laserscope Board approved an amendment to Laserscope’s 1999 Directors’ Stock Option Plan, pursuant to the discretionary authority in the Director’s Plan, to reduce the number of option shares granted to each new outside (non-management) director upon joining the Laserscope Board from 60,000 option shares to 20,000 option shares. Elisha Finney was awarded 20,000 option shares when she was appointed to the Laserscope Board in August 2005.
      In addition, on December 9, 2005, all non-management members of the Laserscope Board received a grant of 15,000 option shares pursuant to the 2005 Board Compensation Plan. An additional 15,000 option shares will be granted to such Laserscope Board members on the three year anniversary of the December 2005 grant, and each succeeding three year anniversary thereafter, based on continuous Laserscope Board service.

Executive Officers of Laserscope
      The following sets forth certain information, as of June 14, 2006, with respect to the executive officers of Laserscope:

Name	Age	Position

Robert J. Pressley, Ph.D	74	Chairman of the Board of Directors
Eric M. Reuter	45	President, Chief Executive Officer and Director
Robert Mann	49	Group Vice President, Global Surgical Sales and Marketing
Robert L. Mathews	61	Group Vice President, Operations and Product Development
Ken Arnold	37	Vice President, Research and Development
Van Frazier	53	Vice President, Quality and Regulatory Affairs
Peter Hadrovic	40	Vice President, Legal Affairs and Business Development, General Counsel and Secretary
Derek Bertocci	52	Vice President, Finance and Chief Financial Officer
Dennis LaLumandiere	53	Vice President, Human Resources and Organizational Development
Kester Nahen, Ph.D.	36	Vice President, Application Research
Lloyd Diamond	38	Vice President, Marketing — Urology
      Robert J. Pressley, Ph.D. is a co-founder of Laserscope and has been a director since its founding. Dr. Pressley was appointed Chairman of the Board of Directors in June 1998. Dr. Pressley co-founded Candescent Technologies Corporation (formerly named Silicon Video Corporation), a developer of electronic products, and served as its President and Chief Executive Officer from January 1991 to January 1994. Dr. Pressley also founded XMR, Inc., a manufacturer of excimer lasers and laser systems, and served as its Chief Executive Officer from March 1979 until March 1990. Dr. Pressley has been a self-employed technology consultant since January 1995.
      Eric M. Reuter joined Laserscope as Vice President, Research and Development in September 1996 and was appointed President and Chief Executive Officer of Laserscope in June 1999. Prior to joining Laserscope, from February 1994 to August 1996, Mr. Reuter was employed at the Stanford Linear Accelerator Center at Stanford University (SLAC) as the Project Engineer for the B-Factory High Energy Ring, an electron storage ring used for high energy physics research. From February 1991 to January 1994, he served as a Senior Staff Engineer and Program Manager in digital imaging at Siemens Medical Systems — Oncology Care Systems, a medical device company.
      Robert Mann joined Laserscope in May 2001 as Director of Physician Practice Enhancement. Mr. Mann served as Senior Director of North American Aesthetic Sales from December 2001 to October 2002, Vice President, North American Sales and Marketing in October 2002, Group Vice President, Global Sales and Marketing in December 2004 and was appointed Group Vice President, Global Surgical Sales and Marketing in November 2005. Prior to joining Laserscope, Mr. Mann served as National Director of Operations for Vanishing Point Medical Group, a Multi-Specialty Laser Aesthetics practice from January 1999 to May 2001, Vice President of Operations at Pasqua Coffee, a retail food service company, from January 1989 to May 1998 and as Vice President of Operations at Mrs. Fields Cookies, a retail food service company, from April 1981 to January 1989.
      Robert L. Mathews joined Laserscope as Executive Vice President in August 1999 and was appointed Group Vice President, Operations and Product Development in December 2004. Before joining Laserscope, from December 1998 to August 1999, he was Executive Vice President & General Manager of the MasterPlan Division of COHR, Inc., a management consulting and independent service organization. From April 1997 to December 1998, he was Vice President and General Manager of Diasonics Vingmed

Ultrasound, Inc., a medical device manufacturer. From April 1996 to April 1997, he was Senior Director, Corporate Accounts at Spacelabs Medical, Inc., a medical device manufacturer. From May 1995 to April 1996, Mr. Mathews was a self employed business consultant and from February 1994 to May 1995 he was President and Chief Executive Officer of Resonex Holdings Ltd., a medical device manufacturer.
      Ken Arnold joined Laserscope as a Manufacturing Engineer in March 1996. Mr. Arnold served as a Design Engineer from April 1997 to July 1999, Director of Engineering and Technology from July 1999 to October 2001 and as Vice President of Research and Development since October 2001. Prior to joining Laserscope, from 1993 to 1996, he was a Program Manager and Design Engineer at United Defense LP, a major defense contractor.
      Van Frazier joined Laserscope as Director of Quality Assurance in January 1999 and was appointed Vice President, Quality and Regulatory Affairs in June 1999. Before joining Laserscope, from October 1997 to January 1999, he was Director of Quality Assurance and Regulatory Affairs of St. Jude Medical, a medical device manufacturer. From January 1996 to October 1997, Mr. Frazier held various regulatory management positions at Telectronics Pacing Systems, a medical device manufacturer and from November 1991 to January 1996, he was Regulatory Compliance Manager for Physio-Control, a medical device manufacturer.
      Peter Hadrovic joined Laserscope in December 2004 as Vice President, Legal Affairs and General Counsel and has also served as Secretary since December 2005 and Vice President, Business Development since May 2006. Prior to joining Laserscope he was a corporate, securities and mergers and acquisitions attorney at Heller Ehrman/ Venture Law Group from June 2000 to December 2004. From September 1997 to June 2000, Mr. Hadrovic was a corporate transactional attorney at White & Case LLP. Mr. Hadrovic received a J.D. from Cornell Law School in 1997. From 1988 to 1991, Mr. Hadrovic served as a Legislative Assistant, and from 1992 to 1994 as the District Representative, to U.S. Congressman John LaFalce.
      Derek Bertocci joined Laserscope in June 2005 as Vice President, Finance and Chief Financial Officer. Prior to joining Laserscope he served as Senior Vice President and Chief Financial Officer at VISX, Incorporated, a laser vision correction products company, from March 2004 to June 2005. He was Vice President and Controller at VISX from December 1998 to February 2004. He was Controller at VISX from November 1995 to December 1998. Prior to joining VISX, Mr. Bertocci was Controller for Time Warner Interactive, an entertainment software and hardware company, from 1993 to 1995.
      Dennis LaLumandiere joined Laserscope in September 1989 as Corporate Controller. Mr. LaLumandiere has served as Vice President, Human Resources and Organizational Development since June 2005. Mr. LaLumandiere also served as Vice President, Finance from February 1995 to June 2005, Chief Financial Officer from February 1996 to June 2005, Assistant Secretary from November 1996 to October 2001 and Secretary from October 2001 to December 2005. Prior to joining Laserscope, from 1983 to 1989, Mr. LaLumandiere held various financial and operations management positions at Raychem Corporation, a multinational materials science company.
      Kester Nahen Ph.D. joined Laserscope as Laser Scientist in May 2001. Dr. Nahen served as Clinical Product Manager from October 2002 to October 2003, as Director of Professional Education and Clinical Applications from October 2003 to December 2004, as Vice President of Professional Education and Clinical Applications in December 2004, and was appointed Vice President of Application Research in November 2005. Prior to joining Laserscope, from March 1996 to May 2001, he worked as Scientist at the Medical Laser Center Lübeck an institute of the Medical University of Lübeck in Lübeck, Germany focusing on fundamental and applied research in biomedical optics. Dr. Nahen received his M.S. in Physics from the University of Hamburg, Germany in March 1996 and his Ph.D. in Physics from the Medical University of Lübeck, Germany in October 2001.
      Lloyd Diamond joined Laserscope as Vice President, Utilization in July 2005. Mr. Diamond has served as Vice President, Marketing, Urology since November 2005. Prior to joining Laserscope, Mr. Diamond was Director of Product and Procedure Marketing at Kyphon, Inc., a developer and manufacturer of instruments and implants for minimally invasive spinal surgery, from June 2004 to July 2005. From June 1998 to June 2004, Mr. Diamond held various management positions at Linvatec Hall Surgical, a division of the Conmed Corporation, a medical device company that specializes in arthroscopy, endoscopy and electrosurgical products.
Executive Compensation

Summary Compensation Table
      The following table shows the compensation received by Laserscope’s Chief Executive Officer and the four other most highly compensated executive officers of Laserscope for 2005 who were serving as executive officers at December 31, 2005, and the compensation received by each such individual for Laserscope’s two prior years.

				Long-Term
				Compensation
				Awards

				Securities
		Annual Compensation		Underlying
Name and Principal				Option/SARS	All Other
Position	Year	Salary(1)	Bonus(2)(3)	(Shares)(4)	Compensation

Eric M. Reuter	2005	$321,200	$64,400	30,000	$10,329	(5)
President and	2004	$280,000	$276,244	20,000	$13,979	(5)
Chief Executive Officer	2003	$280,000	—	—	$14,130	(5)
Robert Mann	2005	$225,700	$40,500	15,000	$8,637	(6)
Group Vice President,	2004	$159,050	$186,214	10,000	$11,484	(6)
Global Sales and Marketing	2003	$159,050	$58,400	35,000	$11,760	(6)
Robert L. Mathews	2005	$204,700	$35,533	15,000	$11,590	(7)
Group Vice President,	2004	$187,050	$145,995	10,000	$12,652	(7)
Operations and Product Development	2003	$187,050	—	—	$13,269	(7)
Peter Hadrovic	2005	$187,100	$35,667	20,000	$11,229	(8)
Vice President, Legal	2004	$3,430	—	20,000	$277	(8)
Affairs and Business Development, General Counsel and Secretary	2003	—	—	—	—
Dennis LaLumandiere	2005	$189,800	$35,533	15,000	$12,004	(9)
Vice President, Compensation and	2004	$189,800	$149,222	10,000	$13,404	(9)
Organizational Development	2003	$189,800	—	8,000	$14,178	(9)

(1)	Includes amounts deferred under Laserscope’s 401(k) plan.

(2)	Includes bonuses earned in the indicated fiscal year and paid in the subsequent fiscal year. Excludes bonuses paid in the indicated fiscal year but earned in the preceding fiscal year.

(3)	Executive officers are entitled to bonuses based on individual and corporate performance. In 2005, bonuses were based on performance targets set forth in the 2005 Executive Staff Compensation and Bonus Plans, with exact amounts determined by the Laserscope Board based on the recommendation of the Compensation Committee.

(4)	Options granted in 2005 and 2004 to employees (including officers of Laserscope) have 10-year terms. Options granted to employees (including officers of Laserscope) in 2003 have 5-year terms. Options granted in 2003, 2004 and 2005 to officers of Laserscope and new employees generally become exercisable cumulatively at the rate of 12.5% of the total six months after the vesting commencement date (date of grant for officers), and 1/48 of the shares subject to the option in equal monthly installments thereafter. Options granted in 2003, 2004 and 2005 to existing employees (excluding officers) generally become exercisable cumulatively at the rate of 1/48 of the shares subject to the option in equal monthly installments following their respective grant date. All unvested options are subject to earlier termination in the event of the termination of the participant’s employment with Laserscope. All options were granted at market value on the date of grant. In the event that certain change in control events were to occur, the options would be assumed or equivalent options substituted by a successor corporation, unless the Laserscope Board determined that the options should become immediately exercisable. The exercise price may be paid, subject to certain conditions, by delivery of already owned shares or with the proceeds from the sale of the option shares. In addition, the Management Continuity Agreements entered into between Laserscope and each of its executive officers may affect the vesting and manner of exercise of options granted by Laserscope to these individuals. See “Employment Agreements and Change In Control Agreements.” On December 21, 2005, the Compensation Committee of the Board voted to accelerate the vesting of 438,200 “out-of-the-money” stock options, including 209,475 “out-of-the-money” stock options previously granted to non-executive officer employees and 228,275 “out-of-the-money” stock options previously granted to executive officers and directors. See report Filed on Form 8-K dated December 28, 2005 for further details.

(5)	For 2005, consists of $1,528 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $480 in life insurance premiums paid by Laserscope for the benefit of Mr. Reuter, $1,121 in disability insurance premiums paid by Laserscope for the benefit of Mr. Reuter and $7,200 for a car allowance paid to Mr. Reuter. For 2004, consists of $5,125 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $480 in life insurance premiums paid by Laserscope for the benefit of Mr. Reuter, $1,174 in disability insurance premiums paid by Laserscope for the benefit of Mr. Reuter and $7,200 for a car allowance paid to Mr. Reuter. For 2003, consists of $5,000 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $480 in life insurance premiums paid by Laserscope for the benefit of Mr. Reuter, $1,173 in disability insurance premiums paid by Laserscope for the benefit of Mr. Reuter and $7,477 for a car allowance paid to Mr. Reuter.

(6)	For 2005, consists of $1,266 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $171 in life insurance premiums paid by Laserscope for the benefit of Mr. Mann and $7,200 for a car allowance paid to Mr. Mann. For 2004, consists of $4,113 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $171 in life insurance premiums paid by Laserscope for the benefit of Mr. Mann and $7,200 for a car allowance paid to Mr. Mann. For 2003, consists of $4,113 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $170 in life insurance premiums paid by Laserscope for the benefit of Mr. Mann and $7,477 for a car allowance paid to Mr. Mann.

(7)	For 2005, consists of $2,160 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $2,230 in life insurance premiums paid by Laserscope for the benefit of Mr. Mathews and $7,200 for a car allowance paid to Mr. Mathews. For 2004, consists of $3,956 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $1,496 in life insurance premiums paid by Laserscope for the benefit of Mr. Mathews and $7,200 for a car allowance paid to Mr. Mathews. For 2003, consists of $4,296 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $1,496 in life insurance premiums paid by Laserscope for the benefit of Mr. Mathews and $7,477 for a car allowance paid to Mr. Mathews.

(8)	For 2005, consists of $3,715 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $313 in life insurance premiums paid by Laserscope for the benefit of Mr. Hadrovic and $7,200 for a car allowance paid to Mr. Hadrovic. For 2004, consists of $277 for a car allowance paid to Mr. Hadrovic.

(9)	For 2005, consists of $2,502 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $773 in life insurance premiums paid by Laserscope for the benefit of Mr. LaLumandiere, $1,529 in disability insurance premiums paid by Laserscope for the benefit of Mr. LaLumandiere and $7,200 for a car allowance paid to Mr. LaLumandiere. For 2004, consists of $3,831 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $773 in life insurance premiums paid by Laserscope for the benefit of Mr. LaLumandiere, $1,600 in disability insurance premiums paid by Laserscope for the benefit of Mr. LaLumandiere and $7,200 for a car allowance paid to Mr. LaLumandiere. For 2003, consists of $4,350 in matching contributions pursuant to Laserscope’s 401(k) benefit plan, $751 in life insurance premiums paid by Laserscope for the benefit of

Mr. LaLumandiere, $1,600 in disability insurance premiums paid by Laserscope for the benefit of Mr. LaLumandiere and $7,477 for a car allowance paid to Mr. LaLumandiere.

(10)	Mr. Hadrovic joined Laserscope in December 2004.
Stock Option Grants in 2005
      The following table sets forth information for the named executive officers with respect to grants of options to purchase Shares made in 2005 and the potential realizable value of such options on December 31, 2005.

	Individual Grants					Potential Realizable
						Value at Assumed
	Number of					Annual Rates of Stock
	Securities		% of Total			Price Appreciation for
	Underlying		Options Granted	Exercise or		Option Term(2)
	Options/SARs		to Employees in	Base Price	Expiration
Name	Granted(1)		Fiscal Year	(per Share)	Date	5%	10%

Eric M. Reuter	20,000	(3)	4.1%	$30.01	3/04/15	$377,500	$956,600
	10,000	(4)	2.1%	$29.50	9/09/15	$185,500	$470,200
Robert Mann	10,000	(3)	2.1%	$30.01	3/04/15	$188,700	$478,300
	5,000	(4)	1.0%	$29.50	9/09/15	$92,800	$235,100
Robert L. Mathews	10,000	(3)	2.1%	$30.01	3/04/15	$188,700	$478,300
	5,000	(4)	1.0%	$29.50	9/09/15	$92,800	$235,100
Peter Hadrovic	5,000	(4)	1.0%	$29.50	9/09/15	$92,800	$235,100
	15,000	(5)	3.1%	$23.10	12/21/15	$217,900	$552,300
Dennis LaLumandiere	10,000	(3)	2.1%	$30.01	3/04/15	$188,700	$478,300
	5,000	(4)	1.0%	$29.50	9/09/15	$92,800	$235,100

(1)	For a description of the material terms of the options, see footnote 4 of the Summary Compensation Table.

(2)	Gains are reported net of the option exercise price but before taxes associated with exercise. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent Laserscope’s estimate or projection of the future price of Shares. Laserscope does not endorse the accuracy of this model, or any other model, for valuing options. Actual gains, if any, on stock option exercises are dependent on the future performance of Shares, overall market conditions, and the option holders’ continued employment through the vesting period. The potential realizable value calculation assumes that the option holder waits until the end of the option term to exercise the option. This table does not take into account any appreciation in the price of Shares from the date of grant to the current date. Unless the market price of Shares appreciates over the option term, no value will be realized from the option grants made to the named officers.

(3)	Options listed were granted on March 4, 2005.

(4)	Options listed were granted on September 9, 2005.

(5)	Options listed were granted on December 21, 2005.

Aggregated Option Exercises in 2005 and Year-End Option Values
      The following table sets forth information for the named executive officers with respect to exercises in 2005 of options to purchase Shares.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares		Options at 12/31/05:	Options(1) at 12/31/05:
	Acquired on	Value
Name	Exercise	Realized	(Exercisable/Unexercisable)	(Exercisable/Unexercisable)

Eric M. Reuter	4,167	$120,635	77,919/17,917	$804,033/$87,252
Robert Mann	—	—	66,332/23,127	$814,800/$242,507
Robert L. Mathews	10,250	$296,349	23,520/10,418	$105,875/$73,485
Peter Hadrovic	—	—	25,000/15,000	$ —/ —
Dennis LaLumandiere	—	—	51,728/13,960	$597,564/$118,407

(1)	Based on the closing price of Shares of $22.46 per share as reported on The Nasdaq National Market on December 30, 2005.
Employment Agreements and Change in Control Agreements
      In March 1994, Laserscope entered into Management Continuity Agreements with each of its executive officers, which were amended in December 1994, April 1998, April 2000, April 2002, March 2004, December 2005 and June 2006. These agreements generally provide for immediate vesting of outstanding stock options, deferred compensation and any other interests in equity incentive plans upon a Change of Control (as defined below) of Laserscope. In addition, if the executive officer’s employment with Laserscope is involuntarily terminated other than for “cause” within the time periods specified in the agreements, such executive officer will be entitled to certain cash severance payments and health insurance continuation benefits. Involuntary termination includes: (1) the executive’s voluntary termination following a material reduction in job responsibilities inconsistent with the executive’s position with Laserscope and the executive’s prior responsibilities as in effect immediately prior to the Change of Control, (2) relocation to a facility or location more than 50 miles from Laserscope’s current location, or (3) a reduction in salary. For purposes of the Management Continuity Agreements, a Change in Control of Laserscope shall be deemed to have occurred upon the happening of any of the following events: (1) any acquisition of twenty percent (20%) or more of Laserscope’s then outstanding voting securities without the approval of the Laserscope Board, (2) any merger or consolidation of Laserscope other than a merger or consolidation which results in the voting securities of Laserscope outstanding immediately prior to the merger or consolidation continuing to represent at least 50% of the total voting power represented by the voting securities of Laserscope or the surviving entity outstanding immediately after such merger or consolidation, (3) approval of a plan of complete liquidation of Laserscope or an agreement for the sale or disposition by Laserscope of all or substantially all of Laserscope’s assets, or (4) a change in the composition of the Laserscope Board, as a result of which less than a majority of the directors are incumbent directors. Pursuant to an amendment of the Management Continuity Agreement with respect to one executive officer of Laserscope, if any payments or distributions that such executive officer is entitled to receive in connection with a change of control of Laserscope become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), then such executive officer will receive the greater of the full amount of such payments or distributions or such lesser amount thereof as would not result in any Excise Tax, in each case determined on an after-tax basis.
Compliance with Section 16(a) of the Securities Exchange Act of 1934
      Section 16(a) of the Exchange Act requires Laserscope’s directors, executive officers and persons who own more than 10% of Shares (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and changes in ownership of Shares. Reporting Persons are required by SEC regulations to furnish Laserscope with copies of all Section 16(a) reports they file. To Laserscope’s knowledge, based solely on its review of the copies of such reports received or written representations from certain Reporting

Persons, no other reports were required. Laserscope believes that during its fiscal year ended December 31, 2005, all Reporting Persons complied with all applicable filing requirements, other than an inadvertent failure to make a filing to reflect the purchase of 1,000 Shares by James Baumgardt, a director of Laserscope.
Compensation Committee Interlocks and Insider Participation
      There are currently no employee directors serving on the Compensation Committee of the Board of Directors. The following non-employee directors currently serve on Laserscope’s Compensation Committee: James R. Baumgardt and Robert J. Pressley, Ph.D.
      Neither Mr. Baumgardt nor Dr. Pressley serves on a board of directors of a public company other than Laserscope and neither Mr. Baumgardt nor Dr. Pressley has served as an officer of Laserscope.
      No member of the Compensation Committee or executive officer of Laserscope has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.
Certain Relationships and Related Transactions
      See “Employment Agreements and Change of Control Agreements” above.

Schedule II
PERSONAL AND CONFIDENTIAL
June 3, 2006
Board of Directors
Laserscope
3070 Orchard Drive
San Jose, CA 95134
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, without par value (the “Shares”), of Laserscope (the “Company”) of the $31.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 3, 2006 (the “Agreement”), among American Medical Systems Holdings, Inc. (“AMS”), Kermit Merger Corp., a wholly owned subsidiary of AMS (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the outstanding Shares (or, in certain circumstances as set forth in the Agreement, 49.9% of the fully diluted Shares) (the “Tender Offer”) pursuant to which Merger Sub will pay $31.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Merger Sub) will be converted into the right to receive $31.00 in cash.
Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transactions contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking services to the Company and AMS in the future. In connection with the above-described investment banking services we may receive compensation.
Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, AMS and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and AMS for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device industry

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Board of Directors
Laserscope
June 3, 2006
Page Two
specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $31.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO)

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